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Exhibit 99.2

400 Applewood Crescent, 2nd Floor Vaughan, Ontario L4K 0C3

PROGRESSIVE WASTE SOLUTIONS LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 13, 2015

        NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares") of Progressive Waste Solutions Ltd. ("Progressive Waste Solutions" or the "Corporation") will be held at the Toronto Region Board of Trade, 1 First Canadian Place, Toronto, Ontario on May 13, 2015 at 10:00 a.m., (Toronto time), for the following purposes:

  (a)
  to receive the financial statements of the Corporation for the year ended December 31, 2014 and the report of the auditors thereon;

  (b)
  to appoint auditors and to authorize the directors to fix the remuneration of the auditors;

  (c)
  to elect the directors;

  (d)
  to approve, on an advisory basis, the Corporation's approach to executive compensation;

  (e)
  to approve, with or without variations, amendments to the Corporation's By-law No. 1;

  (f)
  to approve an increase in the number of Shares reserved for issuance under the Corporation's Amended and Restated Share Option Plan; and

  (g)
  to transact such other business as may properly come before the Meeting and any and all postponements or adjournments thereof.

  A management information circular and form of proxy accompany this Notice.

        If you are a registered Shareholder and you are unable to attend the Meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose to the Corporation's transfer agent, Computershare Investor Services Inc., so as to arrive not later than 10:00 a.m. (Toronto time) on May 11, 2015 or, if the Meeting is postponed or adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 1-866-249-7775 (+1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Only Shareholders of record at the close of business on March 31, 2015 will be entitled to vote at the Meeting or any postponement or adjournment thereof.

DATED at Toronto, Ontario, this 10th day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS
"Loreto Grimaldi"
LORETO GRIMALDI Senior Vice President, General Counsel and Secretary

PROGRESSIVE WASTE SOLUTIONS LTD.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

MANAGEMENT INFORMATION CIRCULAR
DATED APRIL 10, 2015

THE CORPORATION

        Progressive Waste Solutions Ltd. was originally incorporated as BFI Canada Ltd. on May 20, 2009. Pursuant to Articles of Amalgamation effective May 27, 2009, the name of the Corporation was changed from BFI Canada Ltd. to IESI- BFC Ltd. Pursuant to Articles of Amalgamation effective May 2, 2011, the name of the Corporation was changed to Progressive Waste Solutions Ltd. (together with its predecessors BFI Canada Ltd and IESI-BFC Ltd., "Progressive Waste Solutions" or the "Corporation").

        Progressive Waste Solutions is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court approved plan of arrangement under the Business Corporations Act (Ontario) (the "Act") on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares (the "Shares") of Progressive Waste Solutions in exchange for ordinary trust units (the "Units") of the Fund. As a result of the Conversion, Progressive Waste Solutions Ltd. owned directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        The head and principal office of Progressive Waste Solutions is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3.

PROXY SOLICITATION AND VOTING AT THE MEETING

Solicitation of Proxies

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of our board of directors (the "Board") and management from registered owners ("Registered Shareholders") of the Shares for use at the annual and special meeting (the "Meeting") of holders of Shares (the "Shareholders") to be held on May 13, 2015 at the Toronto Region Board of Trade, 1 First Canadian Place, Toronto, Ontario at 10:00 a.m. (Toronto time), and at any postponement or adjournment thereof, for the purposes set forth in the notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally by the Corporation or its subsidiaries at nominal cost. The cost of such solicitation will be borne by the Corporation.

Notice-and-Access

        The Corporation is delivering proxy material to Non-Registered Holders (as defined below) using the "notice-and-access" system adopted by the Canadian Securities Administrators under National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"). Non-Registered Holders will be provided with electronic access to the notice of meeting (the "Notice of Meeting"), this Circular, and the Corporation's 2014 annual report (the "2014 Annual Report") on the Corporation's profile on SEDAR at www.sedar.com and also on the Corporation's website, at http://investor.progressivewaste.com/annualmeeting2015. As a result, the Corporation mailed a Notice Package (as defined below) about the availability of the proxy materials on the Corporation's website to Non-Registered Holders who had previously been receiving a paper copy of the proxy materials. Non-Registered Holders have the ability to access the proxy materials on the Corporation's website and to request a paper copy of the proxy materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials through the Corporation's website or to request a paper copy may be found in the Notice Package.

        Registered Shareholders will continue to receive paper copies of proxy materials. Other Shareholders who have requested to receive the Annual Report will also receive a paper copy of the 2014 Annual Report.

Appointment of Proxies

        The persons named as proxies in the enclosed form of proxy are directors of the Corporation. A Shareholder has the right to appoint another person or company to represent such Shareholder at the Meeting, and may do so by inserting such person or company's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person or company need not be a Shareholder of the Corporation.

        To be valid, proxies must be received by the Corporation's transfer agent, Computershare Investor Services Inc., not later than 10:00 a.m. (Toronto time) on May 11, 2015 or, if the Meeting is postponed or adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Proxies may be returned by facsimile to 1-866-249-7775 (+1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Voting of Shares — Advice to Non-Registered Holders

        Only Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Corporation will distribute copies of a notice about the website availability of the proxy materials and a request for voting instructions (the "Voting Instruction Form") (collectively, the "Notice Package") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Corporation will not directly send the Notice Package to Non-Registered Holders. It will pay Intermediaries to forward the Notice Package to all Non-Registered Holders.

        Intermediaries are required to forward the Notice Package to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy sent to Shareholders, a Voting Instructions Form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person or have another person attend and vote on behalf of the Non-Registered Holder, the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Revocation of Proxies

        A Shareholder may revoke its proxy: (a) by completing and signing a proxy bearing a later date and returning it to Computershare Investor Services Inc. in the manner and so as to arrive as described above, (b) by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any reconvened meeting, or (c) in any other manner permitted by law, including under subsection 110(4) of the Act.

Voting of Proxies

        The persons named as proxies in the accompanying form of proxy will vote or withhold from voting the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority on the person named in the form of proxy to vote the applicable Shares FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors, FOR the election of the nominees named herein as directors, FOR the advisory resolution on the Corporation's approach to executive compensation, FOR the resolution authorizing the amendment to the Share Option Plan, FOR the resolution confirming amendments to the Corporation's By-law No. 1 (the "By-law"), and FOR management proposals generally, all as set out in this Circular. The enclosed form of proxy also confers discretionary authority upon the persons named as proxies therein to vote with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named as proxies in the accompanying form of proxy to vote thereon in accordance with their judgment.

Information in this Circular

        The Corporation reports its financial results in accordance with U.S. GAAP and in U.S. dollars. Unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars. References to "C$" are to Canadian dollars. In addition, information herein is presented as of March 26, 2015 unless otherwise indicated.

SHARES AND GOVERNANCE ARRANGEMENTS

        On March 26, 2015, the Corporation had outstanding 112,117,758 Shares. Each holder of Shares of record at the close of business on March 31, 2015, the record date established for notice of the Meeting (the "Record Date"), will be entitled to vote on all matters proposed to come before the Meeting. No person who acquires Shares after the Record Date shall be entitled to vote at the Meeting or, if postponed or adjourned, any reconvened meeting.

        Holders of Shares will be entitled to cast one vote for each Share held of record as at the Record Date on any matter presented to the Shareholders at the Meeting.

Governance Practices

        The Board aspires to the highest standards of governance and is committed to ensuring that its practices are consistent with those considered to be the most beneficial to Shareholders. Accordingly, the Board routinely surveys North American governance best practices and implements enhancements to its governance practices as it considers appropriate. For instance, in February 2013 (a year ahead of the decision of the Toronto Stock Exchange ("TSX") to mandate majority voting for TSX-listed issuers), we adopted a majority voting policy for the election of directors. Under the majority voting policy, a director nominee who does not receive votes in favour of his or her election representing a majority of the Shares represented in person or by proxy at the applicable meeting of Shareholders must tender his or her resignation for consideration by the Board. Barring any exceptional circumstances, the resignation will be accepted by the Board within a period of 90 days and the decision of the Board whether to accept such resignation will be publicly disclosed. Further discussion of our governance practices may be found below under the heading "Statement of Corporate Governance Practices".

        A copy of the mandate of the Board which includes a description of certain governance principles and guidelines (including the newly introduced Policy on Board Renewal and Board Diversity as required by NI 58-101 (as defined below)) is attached to this Circular as Schedule A.

 PRINCIPAL SHAREHOLDERS

        To the knowledge of the directors and officers of Progressive Waste Solutions, no person or company, as at March 26, 2015, beneficially owned, controlled or directed, directly or indirectly Shares carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

        The consolidated financial statements of the Corporation for the year ended December 31, 2014, together with the auditors' report thereon, are available on the Corporation's website, www.progressivewaste.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com. The financial statements and auditors' report will be submitted to Shareholders at the Meeting, and receipt thereof at the Meeting will not constitute approval or disapproval of any matter referred to therein.

Appointment of Auditors

        It is proposed that the firm of Deloitte LLP, Independent Registered Chartered Accountants, be re-appointed as auditors of the Corporation, to hold office until the next annual meeting of Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors. Deloitte LLP has been the Corporation's auditors since 2002.

        Proxies will be voted FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless the Shareholder has specified in the proxy that such Shareholder's Shares are to be withheld from voting in respect thereof.

        Deloitte LLP billed the Corporation and its subsidiaries the following amounts: C$2,447,594 and C$2,190,142 for 2014 and 2013, respectively, for audit services; C$145,453 and C$145,773 for 2014 and 2013, respectively, for audit-related services (including translation services); C$332,838 and C$239,741 and for 2014 and 2013, respectively, for tax compliance, tax advice and tax planning services; and C$1,285,290 and C$53,380 for 2014 and 2013, respectively, for other services.

Election of Directors of the Corporation

        Eight directors are to be elected at the Meeting. The members of our Board will be elected by the Shareholders.

        Proxies solicited by management will be voted FOR the election of each of the nominees named below under the heading "Nominees for the Board" (or for substitute nominees in the event of contingencies not known at present) as directors of the Corporation, unless the Shareholder has specified in the proxy that such Shareholder's Shares are to be withheld from voting in respect thereof. The directors have no reason to believe that any of the nominees will be unable to serve as a director of the Corporation but, if a nominee is for any reason unavailable to serve as such, proxies received in favour of the nominee may be voted for a substitute nominee selected by the Board.

        The Corporation intends to disclose a tabulation of the votes cast for or withheld with respect to each nominee for the Board. The Board adopted a majority voting policy in February 2013. A director receiving more votes "withheld" than "for" in an uncontested election is required to tender his or her resignation. A discussion of the Corporation's majority voting policy may be found above under the heading "Governance Practices".

        Each director elected will hold office until the next annual meeting of Shareholders or until he or she ceases to be a director.

Advisory Resolution on Executive Compensation (Say on Pay)

        The Corporation believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of Shareholders while attracting and retaining highly qualified executives having regard to the Corporation's objectives. Details of the Corporation's approach to executive compensation are disclosed below under the heading "Compensation Discussion and Analysis".

        In 2013, the Board adopted a policy of giving Shareholders the opportunity to consider and, if deemed appropriate, vote in favour of, on an advisory basis, the Corporation's approach to executive compensation. This feedback is an important tool in the Board' ongoing efforts to both meet its compensation objectives and ensure a high level of Shareholder engagement.

        The Board recommends that Shareholders vote FOR the following advisory resolution (the "Say on Pay Resolution"):

        Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in the Circular delivered or otherwise made available in advance of the Meeting.

        The Say on Pay Resolution must be approved by a majority of the votes cast by Shareholders who vote in respect of the resolution. Because this is an advisory vote, the results will not be binding upon the Board. However, the Board and the compensation committee of the Board (the "Compensation Committee") will take into account the results of the vote when considering future compensation policies, procedures and decisions. The results of the vote of the Say on Pay resolution will be disclosed as part of the report of voting results for the Meeting.

        Proxies will be voted FOR the Say on Pay Resolution, unless the Shareholder has specified in the proxy that such Shareholder's Shares are to be voted against the Say on Pay Resolution.

Amendment to Share Option Plan

        At the Meeting, Shareholders will be asked to consider and, if thought advisable, adopt a resolution in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, approving an amendment to the Corporation's Amended and Restated Share Option Plan (the "Share Option Plan"). The terms and conditions of the Share Option Plan are described below under the heading "Share Option Plan".

        The maximum number of Shares currently reserved for issuance under the Share Option Plan is 4,000,000 Shares and the total Shares currently available for future option awards is 739,435 Shares (representing approximately 3.6% and 0.7%, respectively, of the issued and outstanding Shares as of March 26, 2015). The difference between these two figures, being 3,260,565 represents (i) 2,169,198 of Options that have been exercised or cancelled and therefore no longer available for issuance; and (ii) 1,091,367 Shares which are subject to outstanding Options under the Share Option Plan (or approximately 1.0% of the issued and outstanding Shares as of March 26, 2015).

        The proposed amendment to the Share Option Plan seeks to increase the maximum number of Shares issuable under the Share Option Plan from 4,000,000 Shares to 6,260,565 Shares (an increase of 2,260,565 Shares). After giving effect to the proposed amendment, the total number of Shares available for future options awards will increase from 739,435 Shares to 3,000,000 Shares.

        The Board approved the amendment to the Share Option Plan described in this Circular on February 24, 2015, subject to Shareholder and regulatory approvals.

        The following table sets forth the maximum potential dilution, both before and after the proposed increase of 2,260,565 Shares, based on 112,117,758 outstanding Shares as of March 26, 2015:

	Total Shares Available for Future Option Awards under the Existing Share Option Plan (a)	Proposed Increase to Maximum Number of Shares Available for Future Option Awards (b)	Total Shares Available for Future Awards under the Share Option Plan after amendment to Share Option Plan (a+b)

Number of Shares	739,435	2,260,565	3,000,000

Percentage of Shares outstanding as of March 26, 2015	0.7%	2.0%	2.7%

        The purpose of the proposal to increase the maximum number of Shares reserved for issuance under the Share Option Plan is to ensure that the Corporation can continue to provide comprehensive long-term equity incentive awards to its management team. Management and the Board believe it is important for the Corporation to have a sufficient number of Shares available for issuance under the Share Option Plan to continue to attract, retain and motivate our employees and management team. Additionally, Management is conscious of the dilutive effect of the Share Option Plan on Shareholders. The Corporation believes that, after giving effect to the proposed increase of 2,260,565 Shares, the maximum potential dilution of 3.6% that would result (assuming all Options subject to and available for future grants under the Share Option Plan are exercised for Shares and taking into account all Shares subject to the Corporation's other stand-alone security-based compensation arrangements) is within levels recommended by proxy advisory firms.

        The Board recommends that Shareholders vote FOR the following resolution confirming the amendment to the Share Option Plan:

Resolved that:

1.
the number of Shares issuable under the Share Option Plan be and hereby is increased by 2,260,565 and the Share Option Plan is not otherwise amended; and

2.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.

        Unless a Shareholder otherwise instructs, the persons named as proxies in the enclosed form of proxy will vote FOR the resolution approving the amendment to the Corporation's Share Option Plan.

Amendments to By-law No. 1

        On March 24, 2015, the Board of the Corporation adopted certain amendments to the By-law. The amendments to the By-law provide for the adoption of advance notice requirements for nominations of directors by Shareholders, which are described in greater detail below (the "advance notice requirements"), and certain housekeeping amendments.

        At the Meeting, Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution ratifying and approving the amendments to the By-law.

        The following is a summary of the amendments to the By-law. The full text of the By-law, as amended, can be found below under Schedule B, and is also available under the Corporation's profile on SEDAR at www.sedar.com. The Board encourages Shareholders to read the full text of the By-law, as amended, before voting on this resolution.

        Under the advance notice requirements, a Shareholder wishing to nominate a director for election to the Board would be required to provide notice to the Corporation, in proper form, within the following time periods:

  •
  in the case of an annual meeting (including an annual and special meeting) of Shareholders, not later than the close of business on the thirtieth (30th) day before the date of the annual meeting of Shareholders; provided, however, that if the first public announcement made by the Corporation of the date of the annual meeting (each such date being the "Notice Date") is less than fifty (50) days prior to the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

  •
  in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the fifteenth (15th) day following the Notice Date;

provided that, in either instance, if notice-and-access is used for delivery of proxy related materials in respect of a meeting described in Section 4.2(a) or (b) of the By-law, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the date of the applicable meeting.

        The advance notice requirement was adopted in order to keep abreast of the evolving corporate governance practices in Canada. The adoption of advance notice requirements for the nomination of directors by Shareholders provides a clear and transparent mechanism through which Shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting of Shareholders. Advance notice requirements have become a common and important tool for public companies in Canada and the U.S. to ensure that Shareholders are provided with important and timely information in connection with the election of directors.

        The advance notice requirement also provides the Corporation with the opportunity, prior to the meeting, to confirm the eligibility of a proposed director to serve as a director and to confirm certain other information about the proposed nominees and the nominating shareholder that could be material to a reasonable shareholder's understanding of such proposed nominees' fulfillment of criteria required for Board service, including skills, experience, diversity and independence. The procedure will allow the Board to evaluate proposed nominees' suitability as directors and respond as appropriate in the best interests of the Corporation.

        The advance notice requirement is effective as of the date it was adopted by the Board but, by its terms, shall not apply in respect of the meeting at which or until the Shareholders approve and ratify the amendment to the By-law at the Meeting.

        The Board recommends that Shareholders vote FOR the following resolution to approve the amendments to The By-law:

  Resolved that:

  1.
  the amendments to the Corporation's By-law No. 1, in the form adopted by the Board of the Corporation on March 24, 2015, be and are hereby ratified and approved as amendments to the Corporation's By-law No. 1; and

  2.
  any officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to do such things and to take such actions as may be necessary or desirable to carry out the intent of the foregoing resolution and the matters authorized hereby.

        Unless a shareholder otherwise instructs, the persons named as proxies in the enclosed form of proxy will vote FOR the resolution approving the amendments to the Corporation's the By-law.

 NOMINEES FOR THE BOARD OF DIRECTORS

        The following table sets forth certain information for the persons proposed to be nominated for election as directors. Specifically, the table sets forth the names, ages, business experience, areas of expertise and certain other information considered in determining that the person should serve as a director of the Corporation. Additionally, the following table discloses each nominee's respective security holdings in the Corporation as of March 26, 2015, the percentage of votes represented in person or by proxy voted in favour of their election at the 2014 annual meeting of Shareholders (the "2014 Annual Meeting") and each nominee's Board and committee attendance in 2014.

        For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2014 of C$1.00 = $0.9052, for the year ended December 31, 2013 of C$1.00 = $0.9707 and for the year ended December 31, 2012 of C$1.00 = $1.0006.

John T. Dillon Consultant Greenwich, Connecticut U.S.A. Age: 76 Board member since May 2011 Independent
Mr. Dillon is a senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners (an advisory and investment firm). He retired as Chairman and Chief Executive Officer of International Paper on October 31, 2003, having served in those roles from April 1, 1996 to his retirement. From September 1995 to April 1996 he served as the President and Chief Operating Officer of International Paper. Mr. Dillon received his bachelor's degree from the University of Hartford in 1966 and master's degree from Columbia University's Graduate School of Business in 1971.

AREAS OF EXPERTISE
	• Paper and Forest Industry		• Public Board Experience
	• Finance		• Corporate Management
	• Corporate Governance		• Private Equity Investments

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board	6 of 6 100%	24 of 24 100%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Kellogg Co.	2000 – Present	Compensation (Chair), Audit, Nominating and Governance, and Manufacturing
	E.I. DuPont de Nemours and Company	2004 – 2011
	Caterpillar Inc.	1997 – 2010

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	22,640(1)		99.91%

VALUE OF TOTAL COMPENSATION RECEIVED
2014 $184,414
2013 $165,019

(1)
The total value of Mr. Dillon's holdings on March 26, 2015 was $667,653.60 (based on the closing price of Shares on the New York Stock Exchange on March 26, 2015 of $29.49), which exceeds the share ownership requirement for directors of the Corporation.

James J. Forese Operating Partner and Chief Operating Officer, HCI Equity Partners Naples, Florida, U.S.A. Age: 79 Board member since 2005 and Non-Executive Chairman of the Board Independent
Mr. Forese joined HCI Equity Partners (a private equity investment firm) in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

AREAS OF EXPERTISE
	• Finance		• Corporate Management
	• Governance		• Entrepreneurship
• International Markets

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board	6 of 6 100%	24 of 24 100%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	SFN Corporation	2003 – 2011	–
	MISTRAS Group, Inc.	2009 – Present	Audit Committee Chair
	RRTS Corporation	2010 – 2011	–

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	69,413(1)		99.77%

VALUE OF TOTAL COMPENSATION RECEIVED
2014 $270,920
2013 $247,529

(1)
The total value of Mr. Forese's holdings on March 26, 2015 was $2,046,989.37 (based on the closing price of Shares on the New York Stock Exchange on March 26, 2015 of $29.49), which exceeds the share ownership requirement for directors of the Corporation.

Larry S. Hughes Vice President, Finance and Chief Financial Officer West Fraser Timber Co. Ltd. Vancouver, British Columbia, Canada Age: 63 Board member since May 2014 Independent
Mr. Hughes has been Vice-President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (an integrated wood products company) since August 2011, responsible for financial matters, strategic planning, investor relations and legal and disclosure compliance. He joined West Fraser in September 2007 as Senior Vice President with responsibility for strategic planning and legal, safety and environmental oversight. Prior to joining West Fraser, he practiced as a business lawyer for more than 27 years, specializing in mergers and acquisitions, corporate governance and forestry law.

AREAS OF EXPERTISE
	• Corporate Management		• Paper and Forest Industry
	• Corporate Governance		• Mergers and Acquisition
	• Finance		• Law

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(2)	ATTENDANCE (TOTAL)
	Board	3 of 3 100%	11 of 11 100%
	Audit	2 of 2 100%
	Compensation	2 of 2 100%
	Governance and Nominating	2 of 2 100%
	Environmental Health & Safety	2 of 2 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		–

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	10,615(1)		99.96%

VALUE OF TOTAL COMPENSATION RECEIVED
2014 $132,705
2013 NIL

(1)
The total value of Mr. Hughes' holdings on March 26, 2015 was $313,036.35 (based on the closing price of Shares on the New York Stock Exchange on March 26, 2015 of $29.49), which equals approximately 69.86% of the share ownership requirement for directors of the Corporation that he must meet by May 14, 2019.

(2)
Mr. Hughes joined the Board in May 2014 and his Board and committee attendance is based on the Board Calendar meeting dates following the 2014 Annual Meeting.

Jeffrey L. Keefer Consultant West Chester, Pennsylvania U.S.A. Age: 62 Board member since May 2012 Independent
Mr. Keefer retired from the DuPont Company in December 2010 where he last served as an Executive Vice President responsible for corporate strategy development, the Performance Coatings Business, information technology and overall cost and working capital productivity programs for the Company. He also served from June 2006 through 2009 as Executive Vice President & Chief Financial Officer of DuPont. He was a member of the Office of the Chief Executive.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Finance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board	6 of 6 100%	24 of 24 100%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	9,619(1)		99.91%

VALUE OF TOTAL COMPENSATION RECEIVED
2014 $184,414
2013 $165,019

(1)
The total value of Mr. Keefer's holdings on March 26, 2015 was $283,664.31 (based on the closing price of Shares of the New York Stock Exchange on March 26, 2015 of $29.49), which equals approximately 58.03% of the share ownership requirement for directors of the Corporation that he must meet by May 8, 2017.

Douglas W. Knight President, St. Joseph Media, Inc. Toronto, Ontario, Canada Age: 63 Board member 2002-2005 and since 2007 Independent
Mr. Knight is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. He has served on the Boards of public and private companies in Canada and the U.S., including Xstrata Canada Corporation and Alliance Atlantis Motion Picture Distribution in Toronto, Core Communications in Washington D.C. and IBT Technologies in Austin, Texas. He has also served as chair, vice-chair or director with numerous arts, industry and community organizations. He is currently Chair of the Governor General's Performing Arts Awards Foundation in Ottawa and a director of Writer's Trust of Canada. Mr. Knight is a graduate of the University of Toronto and has a M.Sc. from the London School of Economics.

AREAS OF EXPERTISE
	• Media Industry		• International Markets
	• Mergers & Acquisitions		• Corporate Management
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board	6 of 6 100%	24 of 24 100%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	41,658(1)		99.90%

VALUE OF TOTAL COMPENSATION RECEIVED
2014 $184,414
2013 $165,019

(1)
The total value of Mr. Knight's holdings on March 26, 2015 was $1,228,494.42 (based on the closing price of Shares on the New York Stock Exchange on March 26, 2015 of $29.49), which exceeds the share ownership requirements for directors of the Corporation.

Sue Lee Corporate Director Calgary, Alberta, Canada Age: 63 Board member since May 2014 Independent
Ms. Lee retired from Suncor Energy Inc. in March 2012 where she last served as Senior Vice-President, Human Resources and Communications. During her 16 years with Suncor, her responsibilities included executive compensation and succession planning, governance, merger strategy and integration, and stakeholder and government relations. Prior to joining Suncor, Ms. Lee had a 14 year career in the area of human resources at TransAlta Corporation.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Human Resources

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(2)	ATTENDANCE (TOTAL)
	Board	3 of 3 100%	11 of 11 100%
	Audit	2 of 2 100%
	Compensation	2 of 2 100%
	Governance and Nominating	2 of 2 100%
	Environmental Health & Safety	2 of 2 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
Empire Company Limited
	Bonavista Energy Corporation		Human Resources Compensation and Governance

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	7,991(1)		99.96%

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2014 $112,924
2013 NIL

(1)
The total value of Ms. Lee's holdings on March 26, 2015 was $235,654.59 (based on the closing price of Shares on the New York Stock Exchange on March 26, 2015 of $29.49), which equals approximately 52.59% of the share ownership requirement for directors of the Corporation that she must meet by May 14, 2019.

(2)
Ms. Lee joined the Board in May 2014 and her Board and committee attendance is based on the 2014 Board Calendar meeting dates following the 2014 Annual Meeting.

Daniel R. Milliard Consultant Port Carling, Ontario, Canada Age: 67 Board member since 2002 Independent
Mr. Milliard was a senior business executive with over 30 years of CEO, General Counsel and Board of Director experience in both Canada and the United States. His business experience extends over a variety of industries including manufacturing, technology, telecommunications and healthcare. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard has a B.Sc. in Business Administration from the American University, a M.A. in business from Central Missouri University, and a J.D. from the University of Tulsa.

AREAS OF EXPERTISE
	• Corporate Management		• Public Board Experience
	• Law		• Capital Markets
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board	6 of 6 100%	24 of 24 100%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	24,752(1)		99.90%

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2014 $184,414
2013 $165,019

(1)
The total value of Mr. Milliard's holdings on March 26, 2015 was $729,936.48 (based on the closing price of Shares on the New York Stock Exchange on March 26, 2015 of $29.49), which exceeds the share ownership requirements for directors of the Corporation.

Joseph D. Quarin President & Chief Executive Officer of Progressive Waste Solutions Ltd. Toronto, Ontario, Canada Age: 49 Board member since July 2011 Non-independent
Mr. Quarin became the Vice Chairman and Chief Executive Officer of Progressive Waste Solutions on January 1, 2012 and President and Chief Executive Officer on January 1, 2014. Mr. Quarin was previously President and Chief Operating Officer from November 16, 2010 to January 1, 2012, Executive Vice President from March 2010 to November 16, 2010, Executive Vice President and Canadian Chief Operating Officer from September 2005 to March 2010, Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005 and Vice President Finance of BFI Canada Holdings from July 2000 to February 2002. Prior to July 2000, Mr. Quarin was an associate with NB Capital Partners (now Edgestone Capital Partners) from February 2000 to July 2000, and from June 1995 to January 2000, Mr. Quarin held various positions, including manager, senior manager and vice president, with KPMG Corporate Finance Inc. Mr. Quarin has an M.B.A. from the Richard Ivey School of Business, a B.Comm from Queen's University, and is a Chartered Professional Accountant and Chartered Accountant.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Finance
	• Mergers & Acquisitions		• Governance
• Corporate Management

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)(1)
	Board	6 of 6 100%	10 of 10 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

	OWNERSHIP OR CONTROL OVER SHARES		2014 ANNUAL MEETING VOTES IN FAVOUR
	91,669(2)(3)		99.95%

VALUE OF TOTAL COMPENSATION RECEIVED
As an officer of the Corporation, Mr. Quarin is not entitled to additional compensation for Board service.

(1)
Mr. Quarin was also invited to attend, and did attend, each of the six Compensation Committee meetings held during 2014.

(2)
The total value of Mr. Quarin's share holdings on March 26, 2015 (inclusive of in-the-money vested options and the RSUs described below) was $5,926,688.81 (based on the closing price of Shares on the New York Stock Exchange on March 26, 2015 of $29.49), which exceeds the share ownership requirement for directors of the Corporation.

(3)
This figure includes 76,175 RSUs which have vested but which Mr. Quarin does not have access to until death, termination of employment or approval by the Compensation Committee. The figure does not include any other restricted share units, performance share units or Options that are beneficially held by Mr. Quarin.

 COMPENSATION DISCUSSION AND ANALYSIS

        Progressive Waste Solution's executive compensation program is designed to align the interests of senior management with the Corporation's Shareholders by linking a significant portion of their compensation to the Corporation's annual operating and financial results, as well as long-term shareholder returns. In 2013, the Compensation Committee evaluated the key components of our executive officer compensation to ensure its alignment with short-term and long-term business objectives and which evaluation was revised in 2014. For Progressive Waste Solutions, 2014 was a year of transition as it integrated operations and established a five-year strategic plan to become a best-in-class operator in its industry. The strategic plan is focused on operational excellence, organic growth and external growth opportunities, within a disciplined and strategic capital allocation framework. In addition, in 2014 it completed several tuck-in acquisitions in growth markets, and repurchased (as of March 26, 2015) 3,012,323 shares under its normal course issuer bid. The early stages of implementing the strategic plan resulted in higher operating expenses in 2014, but contributed positively to the Corporation's free cash flow performance. While the Corporation demonstrated its commitment to operational execution and the disciplined deployment of capital, which it expects to improve future performance, some financial measures in 2014 were below applicable budgeted targets. This resulted in annual cash bonus payouts below the full targeted amounts, consistent with our pay-for-performance philosophy. We remain confident that our performance goals are attainable, and in line with the level of achievement that we seek to reward.

        This Compensation Discussion and Analysis and the executive compensation tables and narrative which follows discuss the compensation of the (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Financial Officer, and (iii) the three other most highly-compensated executive officers of the Corporation or its subsidiaries (the "Named Executive Officers" or "NEOs") during 2014.

        The Named Executive Officers for 2014 are:

  •
  Joseph D. Quarin, President and Chief Executive Officer

  •
  Kevin C. Walbridge, Executive Vice President and Chief Operating Officer

  •
  Ian M. Kidson, Executive Vice President and Chief Financial Officer

  •
  Dan D. Pio, Executive Vice President, Strategy and Business Development

  •
  Thomas E. Miller, Senior Vice President, Operations

Executive Summary

2014 Business Performance and Strategic Highlights

        In 2014, the Corporation reported consolidated revenue of more than $2.01 billion dollars, reflecting a slight decline from the $2.03 billion achieved in 2013, a decrease of 84 basis points year over year. Excluding the negative impact of foreign currency translation ("FX") of approximately $54 million, the Corporation grew organically by 182 basis points year-over-year. Strength in our Canadian and U.S. south operations contributed to the improvement, net of FX. Our U.S. northeast operations saw revenues decline as a result of our strategic elimination of unprofitable businesses and the monetization of certain assets in the Corporation's U.S. northeast operations. We achieved Adjusted EBITDA of more than $523 million and Adjusted EBIT of approximately $263 million. (See the explanatory note under the heading "Definitions" of the Corporation's management's discussion and analysis for the year ended December 31, 2014.) Our GAAP EBITDA and GAAP EBIT for fiscal 2014 was $508.8 million and 241.0 million, respectively. Our business generated free cash flow of more than $235 million, before spending on infrastructure investments. Including these infrastructure investments, our free cash flow was just over $221 million. We increased our annual dividend by 6.67% to C$0.64 per Share and returned over $144 million to Shareholders — approximately $63 million through the payment of common share dividends and nearly $81 million via our share buyback program pursuant to a normal course issuer bid. Please see the section entitled "Recent Developments" of our annual information form for the year ended December 31, 2014 for a discussion of the normal course issuer bid. The Corporation's annual information form and management's discussion and analysis, each for the year ended December 31, 2014, are available on the Corporation's website, www.progressivewaste.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

Key Performance Elements of the Executive Compensation Program

  •
  Link pay to performance.  We compensate our executive officers based on the achievement of clearly articulated and measurable corporate performance goals that are designed to drive short- and long-term financial, operational and strategic business objectives and the value of their personal contributions.

  •
  Majority of executive pay is variable, "at risk" compensation.  About 73% of our CEO's 2014 target total direct compensation was variable, at-risk compensation and about 66% of our other Named Executive Officers' target total direct pay was similarly variable and at-risk. Thus, a significant portion of our Named Executive Officers' compensation is inherently and directly correlated with the degree of achievement of performance goals and movement in our share price. "Target total direct compensation" is the sum of annual base salary, target short-term incentive and target long-term incentive awards.

  •
  Pay is set at a competitive level.  In order to retain and motivate a high performing executive team, we review our executives' pay against a comparator group consisting of companies of similar size and complexity to Progressive Waste Solutions, and who we regard as competitors for executive talent. Target total direct compensation for our Named Executive Officers is based on the median of the comparator group, with the possibility for above median payout for superior performance. For further information about our pay benchmarking can be found below under the heading "Pay Benchmarking".

2014 Compensation Decisions for Named Executive Officers

        The Compensation Committee took the following specific actions with respect to the compensation of the Named Executive Officers for 2014:

  •
  Title and Responsibility.  Effective January 1, 2014: (i) Mr. Quarin assumed the role of President of the Corporation; (ii) Mr. Kidson became Executive Vice President and Chief Financial Officer; and (iii) Mr. Walbridge became Executive Vice President and Chief Operating Officer. In February of 2014, Mr. Miller was appointed Senior Vice President Operations.

  •
  Base Salary:  During 2014, the following adjustments were made to the base salaries of the Named Executive Officers (each effective April 1, 2014): (i) Joseph D. Quarin, from C$675,000 to C$725,000; (ii) Ian M. Kidson, from C$375,000 to C$425,000; (iii) Dan D. Pio from C$420,000 to C$435,000; (iv) Kevin C. Walbridge, from $311,865 to $475,000 and (v) Thomas E. Miller from $285,000 to $290,700. There were no other adjustments to base salary for the Named Executive Officers during the calendar year 2014.

  •
  Short-Term Incentive Plan:  For 2014, annual bonuses under the Short-Term Incentive Plan were available to our CEO at 120% of target, and to our other Named Executive Officers at a range of 75% to 100% of target. For 2014 (i) Mr. Kidson's target award changed from 90% to 100% of base salary, and (ii) Mr. Walbridge's target award changed from 75% to 100% of base salary.

  •
  Long-Term Incentive Awards:  For 2014, long-term incentive awards were made through three equity vehicles: fair market value share options ("Options"), time-based restricted share units ("RSUs") and performance share units ("PSUs"), weighted 25%, 25% and 50% respectively. The mix of awards is intended to reflect a careful calibration of performance drivers and retention objectives. Options are valuable only if the Corporation's share price increases. Options and RSUs cliff-vest on the third anniversary of grant and therefore have significant retentive power. The value of PSUs is dependent on achievement of the performance goals and the Corporation's share price.

  •
  2014-2016 Performance Metric:  PSUs will be earned based on achievement of a one year (2014) cumulative operating cash flow goal and a three year average return on invested capital goal subject to adjustments based on relative performance against industry peer companies. Both financial measures are calculated as if the exchange rate between Canada and the United States is at parity.

Compensation Governance Practices

  •
  Voluntary "Say on Pay" Vote.  In the Board's view, our Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board' approach to executive compensation. As a result, although the Corporation is not required to do so under governing law, the Board has determined to provide Shareholders the opportunity to cast a non-binding, advisory vote on the Corporation's executive compensation policy at the Meeting. This is the third year in which the Corporation is holding this advisory vote. Further information about our voluntary "Say on Pay" vote can be found below under the heading "Say on Pay".

  •
  Robust Share Ownership Guidelines.  The Corporation maintains stock ownership guidelines requiring the CEO to own Shares equal in value to five times his base salary and the other Named Executive Officers to hold Shares equal in value to two times their base salaries.

  •
  Ability to "Claw Back" Compensation.  The Corporation's claw back policy permits recovery of incentive awards made to Named Executive Officers if the financial results on which such awards were based are subsequently restated and the Named Executive Officer's intentional misconduct contributed to the restatement.

  •
  No Hedging of Shares.  The Corporation has adopted a written policy that prohibits directors, Named Executive Officers and other officers from purchasing financial instruments to hedge a decrease in the market value of all shares held for purposes of the stock ownership guidelines.

  •
  No "Single Trigger" Change of Control Severance Payments.  Subject to certain provisions of Mr. Quarin's employment agreement (discussed below under "Termination and Change of Control Benefits"), severance is payable only if a Named Executive Officer's employment is terminated (actually or constructively) following a change of control.

  •
  No Tax Gross-Ups.  There are no tax-gross ups on compensation payable under our executive compensation program.

  •
  Incentives Do Not Encourage Excessive Risk-Taking.  We believe that the Corporation's incentive programs do not contain features that encourage excessive risk-taking.

        Each of these corporate governance practices is discussed in further detail below under the heading "Elements of Total Compensation".

Say on Pay

        The Compensation Committee continued to assess the impact of advisory Shareholder votes on executive compensation at certain Canadian companies — also referred to as "Say on Pay" initiatives. The Corporation's executive compensation program received substantial shareholder support and was approved, on an advisory basis, by 98.4% of Shareholders voting on the proposal at the 2014 Annual Meeting. The Compensation Committee believes that these results reflect Shareholders' strong support for the compensation design and decisions made by the Committee during 2013 and concluded to therefore continue to build upon the same underlying principles and that significant revisions were not necessary to our executive compensation program.

        The Corporation and its Board appreciate the importance that Shareholders place on effective executive compensation programs. The directors have a legal duty to supervise the management of the business and affairs of the Corporation. One of our Board's key responsibilities is to assess the performance of senior executives and approve their compensation arrangements. The Board has delegated primary oversight and responsibility for discharging this function to the Compensation Committee, which the Compensation Committee brings forward recommendations to the full Board for approval.

Compensation Philosophy

        The Compensation Committee believes that compensation paid to NEOs should be aligned with short-term and long-term business objectives and tied to specific performance measures tailored in light of such objectives. The Corporation's compensation programs are designed to attract and retain highly qualified executives by paying them competitively in order to motivate them to increase shareholder value in the near term, and over time.

        The objectives of our compensation program are:

  •
  To attract and retain skilled individuals with superior leadership ability and managerial talent;

  •
  To ensure that competitive compensation practices are aligned with our corporate strategies, business objectives, and the long-term interests of our Shareholders;

  •
  To provide incentives to achieve key strategic objectives and drive financial performance measures by linking incentive award opportunities with the achievement of measurable performance objectives; and

  •
  To provide a balanced approach to compensation practices that does not promote excessive risk-taking.

Compensation Process

Compensation Committee Role in the Compensation Process

        The executive compensation program for directors and senior management of the Corporation and its subsidiaries is overseen by the Compensation Committee. The Compensation Committee is responsible for reviewing, determining and recommending to our Board for final approval the annual salary, bonus and other compensation of the directors and the executive officers of the Corporation and its subsidiaries. The Compensation Committee is comprised entirely of independent directors.

        The primary responsibilities of the Compensation Committee are evaluate, review and make recommendations to the Board regarding the following matters: (1) the performance and determination of compensation of our Chief Executive Officer; (2) the compensation payable to our Named Executive Officers and others in Senior Management; (3) succession planning and management development; (4) the compensation payable to members of the Board; (5) the design of our incentive compensation and other share-based plans; (6) the administration of our share-based plans and our other incentive compensation plans; (7) the design of, and oversight of the implementation of senior executive employment agreements and severance plans; (8) compensation programs and policies for features that may encourage excessive risk taking, and the extent to which there may be a connection between compensation and risk; and (9) the compensation discussion and analysis to be included in the proxy statement for our annual meetings.

Composition and Skills of the Compensation Committee

        During the year ended December 31, 2014, the Compensation Committee assisted the Board in determining and administering the compensation for the directors and senior officers of the Corporation and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2014: Mr. John T. Dillon (Chair), Mr. James J. Forese, Mr. Jeffrey L. Keefer, Mr. Douglas W. Knight, Mr. Daniel R. Milliard and from May 14, 2014, Ms. Sue Lee and Mr. Larry S. Hughes.

        In the view of Management, each of the Compensation Committee members has significant and appropriate experience relevant to their roles as Compensation Committee members obtained in managing and implementing other companies' compensation policies and practices in their past roles as directors, chief executive officers, or members of senior management of other companies. For example, Mr. Dillon has acted as chair of the compensation committee of the board of directors of Kellogg Co. and Mr. Milliard has been awarded the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College Program. Further, Ms. Lee has extensive skills and experience in the Human Resources space, most recently in her role as former head of Human Resources for Suncor Energy Inc. The Compensation Committee members bring a broad base of skills and experience that contribute to their suitability to make decisions on the Corporation's compensation policies and practices. Further information about each member's skills and experience can be found above under the heading "Nominees for the Board of Directors".

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2014 was an officer, employee or former officer or employee of the Corporation or any of its subsidiary entities or affiliates. As of March 26, 2015, there are no board interlocks among the members of the Compensation Committee or Board members generally. A board interlock is where two or more directors of the Corporation also served together on the board of another for-profit company.

Management's Role in the Compensation Process

        Mr. Quarin contributes to the compensation determinations by assessing the performance of the NEOs reporting to him and providing these assessments with recommendations to the Compensation Committee. Mr. Quarin also makes recommendations to the Compensation Committee regarding the design of the STIP and LTIP. Mr. Quarin does not recommend his own compensation nor does he participate in any Compensation Committee deliberations regarding his own compensation.

Compensation Committee Advisor's Role in the Compensation Process

        Since 2012, the Compensation Committee has retained Frederic W. Cook & Co., Inc. ("F.W. Cook") to provide independent consulting services to the Compensation Committee on matters related to executive compensation. All services provided by F.W. Cook were at the direction of the Compensation Committee. The Compensation Committee has assessed F.W. Cook's independence and confirmed that F.W. Cook's work did not raise any conflict of interest.

Executive Compensation-Related Fees

        The total compensation paid to F.W. Cook in 2014 was $86,948 and in 2013 was $196,507. F.W. Cook provided no other services to the Corporation in 2014 or 2013.

Summary of Compensation Elements

        A key objective of Progressive Waste Solutions' compensation programs is to ensure that compensation is aligned with its corporate strategies, business objectives and the long-term interests of Shareholders. To do this, programs reinforce pay-for-performance principles by aligning the payouts from executive compensation programs with the Corporation's financial performance.

Variable, "At Risk" Incentive Compensation

        In accordance with the compensation philosophy described above, incentives consist of an annual bonus plan, which is short-term in nature ("Short-Term Incentive Plan" or "STIP"), and long-term incentives, including equity grants, which have a longer-term focus ("Long-Term Incentive Plan" or "LTIP"). The Compensation Committee reviews information provided by its independent advisors and management to determine the appropriate level and mix of incentive compensation. For 2014, and historically, the Compensation Committee has determined that a majority of the compensation incentives to executive officers should be in the form of performance based short-term and long-term incentive compensation.

        The elements of 2014 total compensation for the Named Executive Officers are as follows:

Element	Objective	Key Features

Base Salary	Base salaries are intended to be market competitive and recognize executives' potential and actual contribution to the success of the Corporation.	Targeted to be market competitive with adjustments for individual performance, knowledge and experience.

Short-Term Incentive Plan	Reward short-term financial and operational performance.	Cash payment based on annual corporate/business unit performance relative to budgeted targets for Free Cash Flow, EBIT, Revenue and Safety.(1)

Long-Term Incentive Plan	Align management's interests with those of Shareholders, encourage retention and reward long-term company performance.	A portion of the LTIP operates as a performance based incentive plan under which Options and PSUs are granted at the beginning of a 3 year performance period. The LTIP also provides for time-based RSUs, which vest on the third anniversary of each RSU's grant date.

Savings and Benefit Plans	Provide market-based retirement benefits.	Named Executive Officers participate in pension (deferred profit sharing plan ("DPSP") in Canada or 401(k) in the U.S.) and benefit programs on the same terms as all employees.

Perquisites	Provide market-based perquisites.	Perquisites are limited primarily to a car allowance and certain club memberships and, in the case of one Named Executive Officer, a housing allowance.

Severance and Change of Control Agreements	Attract and retain high-quality executives by providing fair severance for qualifying terminations. Enable executives to objectively evaluate change of control transactions, remain focused on the business and drive shareholder value creation.	Named Executive Officers are entitled to severance based on a multiple of base salary and bonus, and for certain NEOs, payments made under the LTIP, upon termination of employment under certain circumstances and are subject to non-compete and non-solicitation covenants.

(1)
An individual performance metric was reintroduced into the STIP program for 2015 for Area Managers and above — it had been removed for 2014 in order for Management and the Compensation Committee to benchmark best practices, and to roll out and properly communicate the "pay for performance" message to all employees.

        The following chart shows the weighting of the various elements of executive compensation paid or awarded in or in respect of the Corporation's 2014 fiscal year based on the amounts shown in the Summary Compensation Table.

Pay Benchmarking

        In 2013, the Compensation Committee with the assistance of F.W. Cook undertook a comprehensive competitive market benchmarking analysis for the Named Executive Officers.

        Following this review, the Compensation Committee approved 17 companies to comprise the comparator group for the 2013 and 2014 pay benchmarking analyses. The comparator group is composed of North American waste management companies in related industries with similar business models with median 2013 fiscal year-end revenues of $2,188 million, which was slightly higher than Progressive Waste Solutions' revenue of $1,897 million, and median market capitalization as of August 31, 2013 of $1,917 million which was lower than Progressive Waste Solutions' market capitalization of $2,788 million. Overall, Progressive Waste Solutions is positioned between the 25th percentile and median in terms of revenue and number of employees, between the median and the 75th percentile in terms of market capitalization, operating income and total assets, and at the 25th percentile in terms of net income. The Compensation Committee believes that for senior management attraction and retention purposes, the North American waste management industry is the most appropriate comparator group for the Corporation, recognizing that just under two-thirds of the Corporation's revenue is generated from U.S. markets and that the Corporation's senior management team is based in both Canada and the United States.

        The 2013 North American waste management comparator group companies included in F.W. Cook's review and approved by the Compensation Committee consist of the following 17 companies of similar size and in related industries:

Atlas Air Worldwide Casella Waste Systems Inc. Cintas Corporation Clean Harbors Inc. Con-way Inc.	Covanta Holding Corp. Harsco Corporation Newalta Corporation NewPark Resources	Republic Services, Inc. Russel Metals Inc. Stericycle Inc. Tetra Tech, Inc.	TransForce Inc. Waste Connections, Inc. Waste Management, Inc. Werner Enterprises, Inc.

        The pay benchmarking analysis performed at the end of 2013 was included in the criteria used by the Compensation Committee for 2014 compensation decisions.

        In assessing the competitiveness of the Named Executive Officers' total compensation, the Compensation Committee reviewed the market data presented by F.W. Cook. Based on that market data the Named Executive Officers' total direct compensation program was generally positioned at or slightly below the median of the comparator group.

        The Compensation Committee uses benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for our Named Executive Officers' compensation, and does not supplant the analyses of the individual performance of the Named Executive Officers that is considered when making compensation decisions.

Elements of Total Compensation

Base Salary

        The principal purpose of base salary is to compensate our Named Executive Officers for their primary roles and responsibilities. Market data from the 2014 comparator group was considered in determining base salary targets for Named Executive Officers based on each executive officer's position and responsibility. An executive officer's actual salary relative to this competitive data varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for executive talent. The Compensation Committee reviews each executive officer's salary and performance annually. The Compensation Committee believes that the base salaries paid to these Named Executive Officers in 2014 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Short-Term Incentive Plan

        In fiscal 2014, the Named Executive Officers participated in an annual bonus plan which entitles senior officers to annual cash bonuses. The annual bonus is based on the Corporation's success in achieving financial and safety objectives. The Compensation Committee approved the Named Executive Officers' annual objectives for 2014 and reviewed their performance during 2014, subject to the approval of the Board. The Compensation Committee also recommended for approval by the Board the fiscal 2014 awards for the Short-Term Incentive Plan.

        The following table provides each Named Executive Officer's annual target bonus opportunity for fiscal 2014. The individual target bonus percentages reflect individual roles and responsibilities, market data, performance and tenure.

Name	Target Bonus(1)

Joseph D. Quarin President and Chief Executive Officer	120%

Kevin C. Walbridge Executive Vice President and Chief Operating Officer	100%

Ian M. Kidson Executive Vice President and Chief Financial Officer	100%

Dan D. Pio Executive Vice President, Strategy and Business Development	100%

Thomas E. Miller Senior Vice President, Operations	75%

(1)
Presented as a percentage of base salary.

        For 2014, the Short-Term Incentive Plan components for senior management employees were designed to achieve further alignment with Shareholders' interests. Performance is measured relative to annual targets that were approved by the Board prior to the outset of the fiscal year.

        The awards under the Short-Term Incentive Plan ("STIP") are generally paid in the first quarter of the fiscal year following the relevant performance period, and are based upon achieving pre-determined levels of Adjusted EBIT, Free Cash Flow ("FCF"), Revenue and Safety (the "Metrics"), all of which are approved by the Compensation Committee at the beginning of the performance period. The amount paid under the STIP varies with relative achievement against each of the Metrics. For instance, performance that matches each Metric would result in payment of 100% of the target award. If, however, the Corporation's Adjusted EBIT, FCF, and Revenue each exceed the respective Metric by 13% or more (on a dollar basis), and Safety exceeds target by 10% or more (on a percentage basis), then the award would be paid at the maximum of 200% of the target award. Conversely, achievement of Adjusted EBIT, FCF, and Revenue at the threshold of 90% of target (on a dollar basis) and Safety at the threshold of 25% below target (on a percentage basis) would result in the award being 25% of the target award. Performance that is lower than 90% for any Metric would result in a payment of zero (with respect to that Metric).

        The measures and their relative weights in guiding the determination of annual bonus awards for 2014 are described more fully below.

Metric	Weighting	Rationale

Adjusted EBIT	45%	Adjusted EBIT is a key measure of the Corporation's operating profitability.

Free Cash Flow	30%	Free Cash Flow provides a clear measure of our ability to generate cash, and is also viewed as a key indicator of the Corporation's short and long-term performance.

Revenue	15%	Revenue is an important measure because it provides a basis for evaluating the Corporation's performance versus its peers and comparing past results.

Safety	10%	Safety of people is a priority of the Corporation, and the safety component of the STIP award is determined according to the total reportable incident rate and the collision frequency rate.

        The Corporation's calculation of Adjusted EBIT ("earnings before interest and taxes") is based on the consolidated statement of operations and comprehensive income or loss and is income before interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes, and net income or loss from equity-accounted investee. Adjusted EBIT also excludes transaction and related recoveries or costs, fair value movements in Options, restricted share expense, non-operating or non-recurring expenses and impairment of intangible assets charged to amortization expense.

        In determining actual performance achieved against the Metrics, the Compensation Committee, under the pre-established terms of the STIP, may exclude the effect of unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management for incentive plans purposes. Furthermore, exclusions may be made to ensure that rewards are aligned with sound business decisions and are not influenced by potential short-term gains. The Compensation Committee may in its discretion determine to vary the amounts awarded under the STIP.

        For 2014, the levels of achievement with respect to each of the financial measures and payouts based on such achievements were as follows, all of which are expressed at FX parity:

Performance Measure	Target Performance ($)	Actual Performance ($)		Percentage Achieved (%)	Percentage Payout (%)

Adjusted EBIT	259,656	243,752		94	55

Free Cash Flow	264,312	264,312	(2)	100	100

Revenue(1)	2,014,388	2,021,453		100	100

Safety	100%	25%		25	25

(1)
Revenue excludes fuel surcharges.

(2)
For FY2014, actual performance on Free Cash Flow was $321,426 or 122% of Target Performance. However, the ultimate payout was revised downward to 100% of Target Performance.

Name	Target Bonus ($)	Actual Award ($)	Award Percentage

Joseph D. Quarin(1) President and Chief Executive Officer	787,524	568,986	72

Kevin C. Walbridge Executive Vice President and Chief Operating Officer	475,000	343,188	72

Ian M. Kidson(1) Executive Vice President and Chief Financial Officer	384,710	277,953	72

Dan D. Pio(1) Executive Vice President, Strategy and Business Development	393,762	284,493	72

Thomas E. Miller Senior Vice President, Operations	218,025	157,523	72

(1)
Messrs. Quarin, Kidson and Pio receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

Long-Term Incentive Programs

        For 2014, the Corporation provided its senior executives with annual LTIP awards through three vehicles: Options, time-based RSUs and PSUs. The individual LTIP award values reflect individual roles and responsibilities, market data, performance and tenure. The weighting of these three vehicles reflect the objective to provide 50% of the LTIP in the form of performance awards and balance the remaining vehicles in terms of stock price appreciation (Options) and retention (RSUs).

        RSUs.    25% of the LTIP awards granted to our Named Executive Officers in fiscal 2014 were in the form of RSUs. As with the Options, these RSUs vest on the third anniversary of the grant date. RSUs are intended to provide a strong incentive for employee retention and promote the building of shareholder value.

        PSUs.    Approximately 50% of the LTIP awards granted to our Named Executive Officers in fiscal 2014 were in the form of cash-settled PSUs. The PSUs are based on performance versus targeted one-year (2014) Operating Cash Flow ("OCF") and three-year average (2014-2016) Return on Invested Capital ("ROIC"). We believe that our Shareholders are primarily concerned with our ability to generate free cash flow and provide them with a reasonable return on their investment. In addition, we believe that using these variables serves to closely align Management's interests with those of our Shareholders. Further, these variables tie long-term incentive compensation more directly to our NEOs and senior management's actual performance rather than to measures subject to stock market volatility. Both such financial measures are also calculated as if the exchange rate between Canada and the United States is at parity.

        The payouts of the PSUs, which are payable at the end of the applicable three-year period, are based on achieving pre-determined levels of OCF and ROIC, both of which are approved by the Compensation Committee at the beginning of the performance period. If our OCF exceeds target by 10% or more on a dollar basis and ROIC exceeds target by 10% or more on a percentage basis, then the awards will be a maximum of 175% of the target award. Achievement of OCF at the threshold of 90% of target on a dollar basis and ROIC at the threshold of 10% below target on a percentage basis would result in the awards being 25% of the target award. Results between the threshold and target, and results between target and maximum, are interpolated. Each of the two measures, OCF and ROIC, is weighted equally. If neither threshold is reached, no award will be paid for the applicable period.

        In 2014, the Compensation Committee established the PSU payout and performance targets for the performance period. The 2014 OCF target is $352 million and the 2014-2016 ROIC target is 6.8%. The Corporation's OCF performance of $352 million represents an achievement of 100% of the target amount. ROIC performance is ultimately only determinable at the end of 2016. ROIC performance in 2014 was 7.4%. By way of comparison, LTIP payout and performance threshold targets were not met for 2012 and so no PSUs (which would have vested in 2015) were paid for this plan year. In 2013, the Corporation exceeded its OCF target of $385 million by about $1.5 million; the Corporation will not know if the ROIC target of 6.4% will be met until the end of 2015.

        Options.    25% of the LTIP awards granted to our Named Executive Officers in fiscal 2014 were in the form of Options. These Options cliff vest on the third anniversary of the grant date. The objective of the Options is to link rewards to the creation of shareholder value over a longer term and aid in employee retention through vesting conditions. We believe that Options motivate our Named Executive Officers to build shareholder value because they can realize value only if our stock appreciates over the option term.

Share Option Plan

        The Amended and Restated Share Option Plan (the "Share Option Plan") was adopted by the Corporation on October 1, 2008. The Share Option Plan is designed to reward certain eligible management employees with compensation opportunities that will encourage ownership of Shares, enhance the Corporation's ability to attract, retain and motivate senior employees, and reward them for significant performance. Options may be granted under the Share Option Plan to directors, officers or management employees of the Corporation and its subsidiaries the Board may from time to time determine. Under the Share Option Plan, 4,000,000 Shares were reserved for issuance, which represent, on a fully-diluted basis, approximately 3.6% of the issued and outstanding Shares of the Corporation as of March 26, 2015. The Share Option Plan does not prescribe a maximum number of Shares that can be issued thereunder to any one person, except for the restriction on the number of Shares issuable to insiders of the Corporation discussed below.

        As of March 26, 2015, there were a total of 1,091,367 Options outstanding, 739,435 Options remaining for future grants and 2,169,198 Options had been exercised since inception, representing approximately 1.0%, 0.7%, and 1.9%, respectively, of the issued and outstanding Shares of the Corporation.

        The following summary describes the principal terms of the Share Option Plan.

        The number of Options that may be granted to any one participant or to insiders under the Share Option Plan is restricted as follows: the number of securities issuable to insiders, at any time, under all security-based arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities; and the number of securities issued to insiders, within any one-year period, under all of the Corporation's security-based compensation arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities. The Share Option Plan includes Share appreciation rights which the Compensation Committee may grant in connection with the grant of a Share option. Share appreciation rights entitle the participant to elect to receive a payment equal to the difference between the volume-weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of surrender of a Share option and the exercise price of the Share option in connection with which it was granted.

        Under the Share Option Plan, Options granted have a term of 10 years and vest at the rate of 25% per year, commencing on the anniversary of the date of the grant, or as otherwise determined by the Compensation Committee. Prior to the expiry of an option, an option holder generally may exercise an option at any time after the option vests. If the expiry date for an option occurs during a blackout period or other period during which an insider is prohibited from trading in securities of the Corporation pursuant to its insider trading policy, the expiry date will automatically be extended until ten business days after such period ends.

        The exercise price of an option under the Share Option Plan is fixed by the Board at the time of grant, but may not be lower than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of grant (calculated by dividing the total value by the total volume of Shares traded for such period). The Options are non-assignable.

        If a participant ceases to be eligible under the Share Option Plan due to resignation of employment, all Options held by the participant cease to vest and those Options which are then exercisable may be exercised for the following 30 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment or services without cause, all Options held by the participant cease to vest and those Options which are then exercisable may be exercised for the following 90 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment for cause, all Options held by the participant cease to vest and all Options which are then exercisable cease to be exercisable. If a participant's employment ceases by reason of disability or death, all Options held by the participant cease to vest and those Options which are then exercisable may be exercised for the following 12 months. The Compensation Committee may provide, at the time of the grant or at any time thereafter, that granted Options remain exercisable following such resignation or termination, provided that no option may be exercised after its stated expiration (which in no case may be later than 10 years after the date of the grant).

        The Share Option Plan provides that Shareholder approval is not required for any amendments to the Share Option Plan or an option granted under the Share Option Plan, except for any amendment or modification that:

  (a)
  increases the number of Shares issuable under the Share Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

  (b)
  increases the length of the period after a blackout period during which Options, awards, or any rights pursuant thereto may be exercised;

  (c)
  reduces the exercise price of an option or that would result in the exercise price for any option being lower than the fair market value of a share at the time the option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of the Corporation affecting the Shares;

  (d)
  expands the categories of eligible person which would have the potential of broadening or increasing insider participation;

  (e)
  results in an amendment to termination provisions providing an extension beyond the original expiry date, except a permitted automatic extension of an option expiring during a blackout period;

  (f)
  results in participants receiving Shares while no cash consideration is received by the Corporation;

  (g)
  requires security holder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NYSE);

  (h)
  would allow for the transfer or assignment of Options by participants;

  (i)
  grants additional powers to the Board to amend the Share Option Plan or entitlement;

  (j)
  extends the term of Options held by insiders; or

  (k)
  changes the insider participation limits which result in security holder approval being required on a disinterested basis.

Timing of Equity Grants

        The timing of equity grants is commensurate with the date on which the Compensation Committee approves the grants. In particular, the Compensation Committee meets in the January/early February timeframe each year, to finalize recommendations for the Board on LTIP participation for the year, LTIP payouts and related matters for the immediately preceding year, and other key HR matters.

Other Programs

        We provide certain limited benefits to our Named Executive Officers. In general, these benefits make up a very small percentage of each Named Executive Officer's total compensation and as discussed in the "Summary Compensation" table below.

Retirement Plans

        The Corporation has no defined benefit pension plans.

        Mr. Quarin, Mr. Kidson, and Mr. Pio participate in the deferred profit sharing plan ("DPSP"), which is available to all salaried employees of BFI Canada Inc., the Corporation's Canadian operating subsidiary. Under the DPSP, the Corporation or a subsidiary contributes up to 3% of the employees' base salary and any annual cash bonus into the DPSP, up to the maximum allowable under the Income Tax Act (Canada). In 2014, the maximum allowable contribution to the DPSP was $11,283. The employee controls the investment of all funds deposited in the DPSP.

        Mr. Walbridge and Mr. Miller participated in the IESI Corporation 401(k) Savings Plan on the same level as all other eligible employees. IESI's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) plan by the employee.

        In respect of the Named Executive Officers, below is a table summarizing the opening and closing asset value of the defined contribution pension plan (DPSP or 401(k)) for that employee. Column (c), referred to as "compensatory", includes the matching contribution made by the employer for 2014. Column (d) shows the value of the NEO DPSP account at the end of the year inclusive of investment gains and employer contributions.

Name (a)	Accumulated value at start of year ($) (b)	Compensatory ($) (c)	Accumulated value at year end ($) (d)

Joseph D. Quarin(1) President and Chief Executive Officer	173,508	11,283	250,779

Kevin C. Walbridge Executive Vice President and Chief Operating Officer	NIL	7,650	31,224

Ian M. Kidson(1) Executive Vice President and Chief Financial Officer	17,561	11,283	37,755

Dan D. Pio(1) Executive Vice President, Strategy and Business Development	45,222	11,283	61,623

Thomas E. Miller Senior Vice President, Operations	115,481	6,161	157,990

(1)
Messrs. Quarin, Kidson and Pio receive their contributions in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

Perquisites

        Perquisites are limited primarily to car allowances and certain club memberships; however, one Named Executive Officer also receives a housing allowance for a period of two years ending December 31, 2016. Excluding the housing allowance, the total perquisites received by each NEO in 2014 did not exceed $27,000.

Severance and Change of Control Agreements

        We have written employment agreements with each of our Named Executive Officers, the terms of which include (or incorporate by reference) severance and change of control provisions. We have these severance agreements to attract qualified and talented executive officers, and we want them to continue in our service. We believe the assurance that their income will not immediately suffer if their employment were to terminate helps retain them in our service.

        We also have a written change of control agreement with each of our Named Executive Officers. The purpose of the change of control agreement is to ensure executives' ongoing retention when considering potential transactions that may create uncertainty as to their future employment with the Corporation. Each agreement provides for a lump sum payment and other benefits if the NEO is terminated either without "Cause" or for "Good Reason" within two years following a change of control of Progressive. "Cause" and "Good Reason" are terms defined in each agreement. The lump sum payment is equal to a multiple of the

Named Executive Officer's respective base salary, bonus and LTIP over a pre-determined period ranging from 18 to 24 months.

        The Compensation Committee believes that the benefits provided under the severance and change of control agreements are appropriate and are consistent with our objective of attracting and retaining highly-qualified executives.

        Details of the employment and change of control agreements of Named Executive Officers and a discussion of the severance and change of control provisions contained therein are disclosed below under the headings "Employment Agreements" and "Termination and Change of Control", respectively.

Managing Compensation-Related Risk

        The Compensation Committee has discussed the impact its compensation policies and practices for all of the Corporation's employees may have on the Corporation's management of risk and has concluded that the Corporation's programs do not encourage excessive risk-taking. We believe our approach to setting performance targets, evaluating performance, and establishing payouts does not promote excessive risk-taking. Further, our compensation mix of base salary, annual cash bonuses and long-term equity grants provide the appropriate balance of near term performance improvement with sustainable long-term value creation. The Compensation Committee considered that these policies have been well-designed, consistently applied, and effectively implemented over a period of time. Strong internal controls are in place. Employees are also required to annually re-commit to their adherence to the Code of Conduct. Based on our assessment of the risks, we are satisfied that these risk-mitigating practices eliminate the risk of a material adverse effect.

        The Compensation Committee considers, among other factors, the following aspects of our compensation policies and practices when evaluating whether such policies and practices encourage our employees to take unreasonable risks:

  •
  Measurable performance targets are established annually for each operating unit on a company-wide basis to encourage behavior that is in the best long-term interests of the Corporation and Shareholders;

  •
  Performance-based awards include threshold, target, and maximum payouts correlating to a range of performance and are based on a variety of indicators of performance, which limits risk-taking behavior;

  •
  Performance targets may be adjusted to exclude the benefit or detriment of extraordinary events to ensure that employees are compensated on results within their control or influence;

  •
  Our equity-based compensation with time-based vesting accounts for a significant period of risk and ensures that participating employee interests are aligned with the long-term interests of our Shareholders;

  •
  Payouts under our performance plans remain at the discretion of our Compensation Committee even if targeted performance levels are reached;

  •
  Share ownership guidelines require members of our Board, NEOs, and other senior level management employees to maintain significant ownership levels in Shares, which aligns their personal wealth with the long-term performance of the Corporation;

  •
  Our Compensation Committee is advised by an independent compensation consultant that does not perform any work for Management; and

  •
  The Corporation has claw-back provisions in its equity award agreements as well as a claw-back policy, designed to recoup compensation in certain cases when cause or misconduct are found.

Claw-Back Provision

        The Compensation Committee has adopted a claw-back policy to facilitate the recovery of incentive plan awards in certain circumstances. The claw-back policy requires reimbursement, in all appropriate cases, of any STIP or LTIP compensation awarded to an executive officer or effecting the cancellation of non-vested restricted share awards and share Options previously granted to the Named Executive Officers and other officers if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. The Compensation Committee will retain discretion to review and determine the required reimbursement under the claw-back policy. This initiative supports the Compensation Committee's commitment to review and implement good governance practices in a tailored manner for Progressive Waste Solutions and to fulfill its mandate.

NEO Share Ownership Guidelines

        To encourage the Named Executive Officers and other officers to build and maintain equity in the Corporation, the Corporation in 2010 implemented shareholding requirements for Named Executive Officers and other officers. Target minimum shareholding must be achieved within a five (5) year period. Minimum shareholdings will be calculated including vested RSUs, vested PSUs and in the money amount of vested Option gains. The minimum shareholdings by the Named Executive Officers and other officers will be as follows:

• Chief Executive Officer	5.0x base salary
• Other Named Executive Officers	2.0x base salary
• Other Officers	1.0x base salary

Performance Graph

        The following graph compares the percentage change in the cumulative shareholder return for C$100.00 invested in the Corporation with the total cumulative return of the S&P/TSX Total Return Index for the period from December 31, 2009 until December 31, 2014. Assuming reinvestment of dividends, C$100.00 invested on December 31, 2009 was worth C$232.80 on December 31, 2014.

Total Return from December 31, 2009 to December 31, 2014
Indexed to 100 (%)

Source: Bloomberg

Time Periods	Dec. 31/09	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13	Dec. 31/14

Shares	100	146.7	123.6	136.9	171.4	232.8

S&P 500	100	117.6	107.3	115.0	129.9	143.6

S&P/TSX	100	116.9	121.7	140.3	192.8	234.9

        As there are no publicly-traded non-hazardous solid waste management companies in Canada, the performance of Progressive Waste Solutions' Shares cannot be charted against an industry sub-index of

Canadian industry peers. As such, the trend in compensation to the Named Executive Officers during the past five years does not directly compare with the broader market trends in the above chart.

        The Compensation Committee aims to ensure that the majority of NEO compensation is directly linked to corporate performance and aligned with shareholder objectives. It is worthwhile to note that during the 5 year period noted in the above graph, the rate of growth of the Corporation's share price has outpaced the rate of growth in NEO compensation. In particular, while NEO compensation (on an aggregate basis) has in recent years remained steady or decreased year over year (excluding severance payments made to certain previous NEOs) the Corporation's stock has risen considerably.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial years ended December 31, 2012, 2013 and 2014 by each of the Named Executive Officers:

							Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards(3)(6)(7) ($)		Option-based awards(3) ($)		Annual incentive plans(9)	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)

Joseph D. Quarin(1)(2) President and Chief Executive Officer	2014 2013 2012	656,270 655,223 675,429	738,235 711,193 2,021,313	(4)(5)	246,103 256,616 1,045,329	(8)	568,986 688,967 202,629	— — —	11,283 11,779 11,918	103,826 114,207 101,186	(12)	2,324,703 2,437,985 4,057,804

Kevin C. Walbridge Executive Vice President and COO	2014 2013 2012	475,000 311,865 200,127	356,213 214,422 224,465		118,748 — —		343,188 196,070 98,259	— — —	7,650 8,348 —	83,268 98,998 16,122	(13)	1,384,067 829,702 538,973

Ian M. Kidson(2)(10) Executive Vice President and Chief Financial Officer	2014 2013 2012	384,710 364,013 140,714	288,534 259,365 375,238		96,179 91,003 —		277,953 290,345 33,224	— — —	11,283 11,779 4,143	22,373 21,890 7,380	(14)	1,081,033 1,038,395 560,699

Dan D. Pio(2) Executive Vice President, Strategy and Business Development	2014 2013 2012	393,762 407,694 420,267	295,333 1,596,283 419,002	(11)	98,440 101,926 —		284,493 293,092 224,343	— — —	11,283 11,779 11,918	62,145 57,891 34,788	(15)	1,145,458 2,468,665 1,110,318

Thomas E. Miller(3) Senior Vice President, Operations	2014 2013 2012	290,700 285,000 205,000	163,528 152,308 102,191		54,506 53,420 —		157,523 161,512 35,876	— — —	6,161 4,368 4,322	13,193 12,448 11,926	(16)	685,612 669,056 359,315

(1)
Mr. Quarin does not receive compensation for acting as a director of the Corporation.

(2)
Messrs. Quarin, Kidson and Pio receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = 0.9052; for 2013 of C$1.00 = $0.9707; and for 2012 of C$1.00 = $1.0006.

(3)
In 2014, the NEOs received share-based awards consisting of PSUs, RSUs and Options pursuant to the 2014 LTIP. The grant date fair values of the PSUs, RSUs and Options for the NEOs are as follows, respectively:

a.For Mr. Quarin, $492,203, $246,032 and $246,103;

b.For Mr. Walbridge, $237,500, $118,713 and $118,748;

c.For Mr. Kidson, $192,355, $96,179 and $96,179;

d.For Mr. Pio, $196,881, $98,452 and $98,440; and

e.For Mr. Miller, $109,013, $54,516 and $54,506.

The grant date fair value for the PSUs is the closing price on the TSX on December 31, 2013 or C$26.27. The number of PSUs that vest depends on the achievement of OCF and ROIC performance measures for the 2014-2016 performance cycle discussed above under the heading "2014 Compensation Decisions for Named Executive Officers".

The grant date fair value for the RSUs is based on the purchase price of common shares at C$27.30 for Mr. Quarin, Mr. Kidson, Mr. Pio and Mr. Cairns and at US$24.63 for Messrs. Walbridge and Miller.

Options were granted to the NEOs to purchase common shares at C$27.84 per share as follows: Mr. Quarin — 57,358; Mr. Walbridge — 28,006; Mr. Kidson — 22,416; Mr. Pio — 22,943; and Mr. Miller — 12,855. The grant date fair value of the Options has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share on the grant date of C$27.84, stock price volatility of 22.34%, dividend yield of 2.16% and a term of 4.9 years.

(4)
Mr. Quarin received share based awards in 2012 consisting of PSUs and RSUs. The grant date fair values of the PSUs and RSUs were $1,010,093 and $1,011,220, respectively.

(5)
The grant date fair value of Mr. Quarin's RSUs is based on the purchase price of 50,000 common shares at C$19.95 per share.

(6)
Amounts reported for 2013 represent the grant date fair value of PSUs awarded during that year. The grant date fair value for the PSUs has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share of C$19.87 on the grant date, stock price volatility of 21.38%, dividend yield of 2.62% and a term of 3.00 years. The number of PSUs that vest depends on the achievement of operating cash flow and return on invested capital performance measures for the 2013-2015 performance cycle.

The grant date fair value for the RSUs for 2013 are based on the purchase price of common shares at C$21.40 for Mr. Quarin, Mr. Walbridge, Mr. Kidson, Mr. Pio and Mr. Miller.

Options were granted to the NEOs in 2013 to purchase common shares at C$21.35 per share as follows: Mr. Quarin — 46,788; Mr. Kidson — 17,329; Mr. Pio — 19,409; and Mr. Miller — 9,908. The grant date fair value of the options has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share on the grant date of C$19.87, stock price volatility of 35.45%, dividend yield of 2.62% and a term of 4.9 years.

Amounts reported for 2012 represent the grant date fair value of PSUs awarded during that year. The grant date fair value has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share of C$19.87 on the grant date, stock price volatility of 23.89%, dividend yield of 2.62% and a term of 2.79 years. The number of PSUs that vest depends on the achievement of operating cash flow and return on invested capital performance measures for the 2012-2014 performance cycle. Amounts reported for 2012 and 2013 include the actual amount of the LTIP awards for the respective years, including the portions that have not yet vested, based on the financial performance of the Corporation during the respective years.

(7)
The grant date fair value for the share based awards is the same as the accounting fair value.

(8)
Mr. Quarin received a grant of Options in 2012 to purchase 210,000 common shares of the Corporation at C$20.29 per share. The grant date fair value has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share on the grant date of C$20.01, stock price volatility of 36.64%, dividend yield of 2.80% and a term of 4.70 years.

(9)
This reflects the value awarded to each Named Executive Officer under the STIP.

(10)
Mr. Kidson began employment with the Corporation on August 15, 2012. Mr. Kidson's employment agreement provided that he participated in the 2012 LTIP based on a target of 85% of his annual base salary.

(11)
Mr. Pio received a grant of RSUs in 2013. The grant date fair value of the RSUs is $1,305,786 based on the purchase price of 60,000 shares at C$22.42.

(12)
For Mr. Quarin, includes dividends on RSUs and LTIP shares of $79,125 and certain perquisites of $24,700.

(13)
For Mr. Walbridge, includes dividends on RSUs and LTIP shares of $31,060 and certain perquisites of $52,208.

(14)
For Mr. Kidson, includes dividends on RSUs and LTIP shares of $4,762 and perquisites of $17,611.

(15)
For Mr. Pio, includes dividends on RSUs and LTIP shares of $41,085 and perquisites of $21,060.

(16)
For Mr. Miller, includes dividends on RSUs and LTIP shares of $3,527 and perquisites of $9,667.

Incentive Plan Awards

        The following table presents the Share and option based awards to the Named Executive Officers outstanding at the end of 2014.

	Option-Based Awards(1)					Share-Based Awards
Name	Number of securities underlying unexercised Options (#)		Option exercise price ($)(2)	Option expiration date(4)	Value of unexercised in-the-money Options(5) ($)	Number of shares that have not vested(6) (#)	Market or payout value of share-based awards that have not vested(5)(6) ($)	Market or payout of vested share based awards not paid out or distributed(5)(6) ($)

Joseph D. Quarin President and Chief Executive Officer	283,000 210,000 46,788 57,358	(3) (4) (4) (4)	18.10 18.37 19.33 25.20	August 24, 2018 December 31, 2021 March 25, 2023 March 19, 2024	7,550,852	23,606	746,390	2,408,550

Kevin C. Walbridge Executive Vice President and Chief Operating Officer	28,006		25.20	March 19, 2024	179,739	50,592	1,599,650	—

Ian M. Kidson Executive Vice President and Chief Financial Officer	17,329 22,416	(4)	19.33 25.20	March 25, 2023 March 19, 2024	356,882	8,948	282,924	—

Dan D. Pio Executive Vice President, Strategy and Business Development	19,409 22,943	(4)	19.33 25.20	March 25, 2023 March 19, 2024	385,833	69,647	2,202,143	—

Thomas E. Miller Senior Vice President, Operations	9,908 12,855	(4)	19.33 25.20	March 25, 2023 March 19, 2024	204,297	4,926	155,753	—

(1)
As of March 26, 2015, the total number of Shares issuable on the exercise of Options outstanding was 1,091,367 or 1.0% of the Corporation's outstanding Shares.

(2)
Exercise prices are in Canadian dollars and for this presentation have been converted to U.S dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

(3)
The Options expiring August 24, 2018 were granted on August 26, 2008; the Options expiring December 31, 2021 were granted on December 31, 2012; and the Options expiring on March 25, 2023 were granted on March 26, 2013. The Options expiring on March 19, 2024 were granted on March 19, 2014.

(4)
Options expiring December 31, 2021 vest on December 31, 2016. Options expiring March 25, 2023 vest on March 25, 2016. Options expiring March 19, 2024 vest on March 19, 2017.

(5)
Values presented are based on the December 31, 2014 closing price of the Shares on the TSX of $34.93 and converted to US dollars based on the Bank of Canada average exchange rate for 2014 of C$1.00 = $0.952.

(6)
LTIP shares and Bonus Equity Awards which have not vested as of December 31, 2014.

Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2014.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(1)(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Joseph D. Quarin President and Chief Executive Officer	Nil	1,779,013	N/A

Kevin C. Walbridge Executive Vice President and Chief Operating Officer	Nil	Nil	N/A

Ian M. Kidson Executive Vice President and Chief Financial Officer	Nil	Nil	N/A

Dan D. Pio Executive Vice President, Strategy and Business Development	Nil	169,671	N/A

Thomas E. Miller Senior Vice President, Operations	Nil	Nil	N/A

(1)
Values presented that vested in Canadian dollars have been converted to U.S dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

(2)
All share-based awards that vested in 2014 have been distributed.

Employment Agreements

        The Corporation's success depends on the leadership, dedication and experience of its senior management group. The Corporation has entered into employment agreements with certain senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment. Any modification or renewal of the employment agreements between the Corporation's subsidiary entities and its executive officers will be subject to the prior review of the Compensation Committee, which shall make a recommendation thereon to our Board.

        The employment agreements also provide for certain benefits in the event of a change of control of the Corporation. A "change of control" is defined generally in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Corporation's outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Corporation or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former security holders of the Corporation or its subsidiaries and affiliates; (iii) the sale or disposition by the Corporation of all or substantially all of its assets to another entity that is not wholly-owned by the Corporation; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record). Subject to one exception and as noted below, the employment agreements are "double trigger" agreements with respect to a change of control, which require both a change of control and the termination of employment by the Corporation without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good Reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) for Mr. Quarin and Mr. Pio, a relocation of the Named Executive Officer's place of employment; (iv) the failure to pay material compensation when due; or (v) for Mr. Quarin, a change of control of the Corporation, or a sale of all or substantially all of the assets of Corporation, in either case to a private equity investor, unless the Named Executive Officer is acting in concert with such investor.

Joseph D. Quarin, President and Chief Executive Officer

        Effective January 21, 2005, Mr. Quarin entered into an employment agreement, which was further amended on January 21, 2008. There have been no material amendments (other than salary increases) since 2008. Effective November 16, 2010, Mr. Quarin became President and Chief Operating Officer of the Corporation. Effective January 1, 2011, Mr. Quarin was entitled to a base salary of C$525,000 and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets were met (or greater than 100% in the case of exceptional performance). Effective January 1, 2012, Mr. Quarin's base salary as Vice Chairman and Chief Executive Officer was C$675,000 and his bonus entitlement was 120% of his base salary. In addition, Mr. Quarin was granted a bonus award of 50,000 Restricted Shares and Options to purchase 210,000 common shares. Mr. Quarin's base salary was not adjusted for 2013. Effective January 1, 2014, Mr. Quarin became President and Chief Executive Officer and, effective April 1, 2014, his base salary was set at C$725,000. Mr. Quarin is eligible to participate in the LTIP and other compensation plans and is also entitled to certain perquisites including a car allowance and country or health club benefits.

Kevin C. Walbridge, Executive Vice President and Chief Operating Officer

        Effective October 28, 2013, Mr. Walbridge entered into a new employment agreement for a term of three years. The term of Mr. Walbridge's agreement is automatically renewed for successive one-year terms unless either party gives notice of non-renewal to the other. In 2014 Mr. Walbridge was entitled to an annual base salary of $475,000 and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets were met (or greater than 100% in the case of exceptional performance). In addition, Mr. Walbridge was granted a bonus equity award, representing 60,000 Shares vesting on December 15, 2016. Mr. Walbridge is eligible to participate in the LTIP and other compensation plans. Mr. Walbridge is also entitled certain perquisites including a car allowance and a housing allowance.

Ian M. Kidson, Executive Vice President and Chief Financial Officer

        Effective August 15, 2012, Mr. Kidson entered into an employment agreement for a term of two years and became Vice President and Chief Financial Officer. The term of Mr. Kidson's agreement is automatically renewed for successive one year terms unless either party gives notice of non-renewal to the other. Mr. Kidson was entitled to an annual base salary of C$375,000 and was eligible to receive an annual bonus of up to 85% of his base salary if certain performance targets were met (or greater than 85% in the case of exceptional performance). Mr. Kidson's base salary was not adjusted for 2013 but he became eligible to receive an annual bonus of up to 90% of his base salary. Effective January 1, 2014, Mr. Kidson became Executive Vice President and Chief Financial Officer and he became eligible to receive an annual bonus of up to 100% of his base salary. Effective April 1, 2014, his base salary was increased to C$425,000. Mr. Kidson is eligible to participate in the LTIP and other compensation plans and is also entitled to certain perquisites including a car allowance and country or health club benefits.

Dan D. Pio, Executive Vice President, Strategy and Business Development

        Effective March 23, 2010, Mr. Pio became Vice President and Chief Operating Officer of BFI Canada Inc. and entered into an employment agreement with an indefinite term. Effective January 1, 2011, Mr. Pio was entitled to an annual base salary of C$400,000 and was eligible to receive an annual bonus of up to 85% of his base salary if certain performance targets were met (or greater than 85% in the case of exceptional performance). Effective January 1, 2012, Mr. Pio entered into a new employment agreement for a term of three years. The term is automatically renewed for successive one-year terms unless either party gives notice of non-renewal to the other. Effective January 1, 2012, his base salary was increased to C$420,000 and his bonus entitlement was increased to 100% of his base salary. Mr. Pio's base salary was not adjusted for 2013. Effective October 10, 2013, Mr. Pio became Executive Vice President, Strategy and Business Development. Effective April 1, 2014, his base salary was increased to C$435,000. Mr. Pio is eligible to participate in the LTIP and other compensation plans and is also entitled to certain perquisites including a car allowance and country or health club benefits.

Thomas E. Miller, Senior Vice President, Operations

        Effective August 1, 2010, Mr. Miller entered into an employment agreement with an indefinite term, in the role of Vice President Projects with an annual base salary of $175,000. Effective April 11, 2013, Mr. Miller became Vice President, Corporate Development and Operations Support, and his annual base salary was increased to $285,000. In February 2014, Mr. Miller was promoted to Senior Vice President, Operations. Mr. Miller's current annual base salary is $290,700. Mr. Miller is entitled to participate in the LTIP and other compensation plans and is also entitled to a car allowance and certain life insurance benefits.

Termination and Change of Control Benefits

        Each Named Executive Officer's employment agreement provides for certain compensation arrangements upon the termination of his service with the Corporation, on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the Named Executive Officers will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable.

        The employment agreements also provide for certain benefits in the event of a change of control of the Corporation. A "change of control" is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Corporation's outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Corporation or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former security holders of the Corporation or its subsidiaries and affiliates; (iii) the sale or disposition by the Corporation of all or substantially all of its assets to another entity that is not wholly owned by the Corporation; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record). Except with respect to Mr. Quarin and as noted below, all of the employment agreements are "double trigger" agreements, which require both a change of control and the termination of employment by the Corporation without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) for Mr. Quarin and Mr. Pio, a relocation of the Named Executive Officer's place of employment; or (iv) the failure to pay material compensation when due.

        In the case of Mr. Quarin, he may resign from his employment from the Corporation (and be entitled to severance compensation) if there is a change of control of the Corporation or the sale of substantially all of the assets of the Corporation in either case to a private equity investor unless Mr. Quarin was acting in concert with such investor in connection with the transaction giving rise to such change of control or asset sale. This provision was included in a revised employment agreement from 2008 which agreement has not been varied or materially updated since that time.

Joseph D. Quarin, President and Chief Executive Officer

        On termination without cause, resignation for Good Reason (which includes a change in control or the sale of substantially all of the assets of the Corporation to a private equity investor not acting in concert with Mr. Quarin) or non-renewal of his employment agreement by the Corporation, Mr. Quarin is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) a payment equal to the cost of Mr. Quarin converting his group insurance policies to private coverage for 24 months; (v) continuance of car allowance and country or health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise Options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without Cause or resignation for Good Reason, in either case, within 24 months following a Change of Control, Mr. Quarin is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Quarin is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long-term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without Good Reason on written notice or if he decides not to renew his contract, Mr. Quarin is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Quarin's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, prorated to his date of death; (ii) continued vesting of and right to exercise Options for the balance of the term of Options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Quarin has agreed not to compete with Progressive Waste Solutions for 12 months following termination of his employment with cause or by resignation without Good Reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Kevin C. Walbridge, Executive Vice President and Chief Operating Officer

        On termination without Cause, resignation for Good Reason or non-renewal of his employment agreement by the Corporation, Mr. Walbridge is entitled to: (i) an amount equal to base salary for 18 months; (ii) an amount equal to his annual bonus at target for any completed fiscal year for which the bonus had not been paid and the pro-rated portion of the part year to the termination date; (iii) immediate vesting of and continued right to exercise any Options for their original term; (iv) immediate vesting of LTIP shares previously awarded; and (v) payment for any unused vacation days for the calendar year.

        On termination without Cause or resignation for Good Reason, in either case, within 24 months following a Change of Control, Mr. Walbridge is entitled to (i) continuation of base salary (at the rate then in effect) up to the termination date; (ii) payment of the annual bonus for any completed fiscal year for which the bonus has not been paid and a pro-rated portion for the past year to the termination date in accordance with the normal course of the bonus plan for such year; (iii) payment of the LTIP for the year of termination pro-rated for the part of the year to the termination date and payable with the normal course of the LTIP for such year; (iv) continued vesting of and right to exercise any Options and vesting of RSUs and restricted stock or bonus shares for 24 months; (v) payment of an amount equal to one twelfth of: (A) annual bonus of target plan (B) the average LTIP amount allocated to Mr. Walbridge under the LTIP for the prior two fiscal years, such (A) and (B) total paid for 24 months, and (vi) continued participation in the Corporation's benefit plan for 24 months at the Corporation's expense.

        On termination for Cause or resignation without Good Reason on written notice or if he decides not to renew his contract, Mr. Walbridge is entitled to payment of outstanding salary to his termination date.

        Mr. Walbridge has agreed not to compete with Progressive Waste Solutions (i) for 12 months following termination of his employment following a termination without cause or by resignation for Good Reason following a Change of Control, and (ii) for 24 months following any such termination or resignation where there is no such Change of Control. He will not solicit customers or employees for 24 months.

Ian M. Kidson, Executive Vice President and Chief Financial Officer

        On termination without Cause or resignation with Good Reason, Mr. Kidson is entitled to: (i) an amount equal to base salary for 24 months; (ii) payment of an amount equal to one-twelfth of the annual bonus at the target amount, payable monthly for 24 months; (iii) continued participation in the Corporation's benefit plans for 24 months; (iv) continued vesting of and right to exercise any Options for 24 months; (v) payment of the annual bonus for the year of termination, pro-rated to the termination date; and (vi) payment of the LTIP for the year of termination in accordance with the provisions of the LTIP.

        On termination without cause, or resignation for Good Reason, in either case, within 24 months following a change of control, Mr. Kidson is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive compensation and share based compensation shall vest in full and shall otherwise be exercisable in accordance with the applicable plan.

        Mr. Kidson has agreed not to compete with Progressive Waste Solutions for 24 months following termination of his employment for any reason and will not solicit customers or employees for 24 months.

Dan D. Pio, Executive Vice President, Strategy and Business Development

        On termination without cause or resignation for Good Reason, Mr. Pio is entitled to: (i) an amount equal to base salary for 18 months (or 24 months if after March 15, 2015); (ii) payment of an amount equal to one-twelfth of the annual bonus at the target amount and the average annual amount allocated under the LTIP for the previous two fiscal years, payable monthly for 18 months (or 24 months if after March 15, 2015); (iii) continued participation in the Corporation's benefit plans for 18 months (or 24 months if after March 15, 2015); (iv) continued vesting of and right to exercise any Options for 18 months (or 24 months if after March 15, 2015); (v) payment of the annual bonus for the year of termination, pro-rated to the termination date; and (vi) payment of the LTIP for the year of termination in accordance with the provisions of the LTIP.

        On termination without cause, or resignation for Good Reason, in either case, within 24 months following a change of control, Mr. Pio is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive compensation and share based compensation shall vest in full and shall otherwise be exercisable in accordance with the applicable plan.

        Mr. Pio has agreed not to compete with Progressive Waste Solutions for 18 months following termination of his employment (24 months from and after March 15, 2015) for any reason and will not solicit customers or employees for 18 months (24 months from and after March 15, 2015).

Thomas E. Miller, Senior Vice President, Operations

        On termination without cause or resignation for Good Reason, Mr. Miller is entitled to: (i) an amount equal to 18 months of his then current base salary; (ii) payment of the annual bonus for the year of termination, pro-rated to the termination date and pro-rated for 18 months post termination; (iii) immediate vesting of and right to exercise any Options for their original term; and (iv) immediate vesting of LTIP shares previously awarded.

Estimated Payments to Named Executive Officers Upon Termination

        The following table presents, for each of the Named Executive Officers, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination circumstances described in those agreements occurred on December 31, 2014:

Name	Termination Without Cause or Resignation for Good Reason(1)(2)(3) ($)		Disability(4) ($)	Retirement ($)	Death ($)

Joseph D. Quarin(1) President and Chief Operating Officer	13,621,860		10,705,791	—	10,705,791

Kevin C. Walbridge Executive Vice President and Chief Operating Officer	3,238,548	(5)	1,779,389	—	1,779,389

Ian M. Kidson(1) Executive Vice President and Chief Financial Officer	2,184,200		639,805	—	639,805

Dan D. Pio(1) Executive Vice President, Strategy and Business Development	3,769,262		2,587,976	—	2,587,976

Thomas E. Miller(1) Senior Vice President, Operations	1,123,138		360,050	—	360,050

(1)
Messrs. Quarin, Kidson and Pio receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted into U.S. dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

(2)
Includes for Messrs. Quarin and Walbridge the Corporation's election not to renew the employment agreement.

(3)
Includes payments on termination without Cause or resignation for Good Reason within 24 months following a change of control.

(4)
If the Named Executive Officer is not entitled to benefits under the Corporation's short- and long-term disability programs, the maximum payment on termination for disability will be the amount set forth under "Termination Without Cause or Resignation for Good Reason". The amounts in this column represent the maximum entitlement on termination for disability for the Named Executive if he is entitled to benefits under the Corporation's short- and long-term disability programs, and is calculated based on immediate vesting of unvested LTIP awards and Bonus Equity Awards as at December 31, 2014.

(5)
In the event Mr. Walbridge is Terminated Without Cause or Resigns with Good Reason following a Change of Control, he would be entitled to $3,713,548, based on the severance period increasing to 24 months.

        The following table provides additional details regarding the components included in the foregoing presentation of the estimated incremental payments from the Corporation to each of the Named Executive Officers, assuming termination without Cause or resignation for Good Reason on December 31, 2014:

Name	Base Salary(2) ($)	Bonus(3) ($)	Perquisites(6) ($)	LTIP(4) ($)	Vesting of LTIP Entitlements and Bonus Equity Awards and Value of Unexercised Options(5) ($)	Total ($)

Joseph D. Quarin(1) President and Chief Operating Officer	1,312,540	1,572,534	30,995	—	10,705,791	13,621,860

Kevin C. Walbridge Executive Vice President and Chief Operating Officer (until December 31, 2013)	712,500	712,500	34,159	—	1,779,389	3,238,548

Ian M. Kidson(1) Executive Vice President and Chief Financial Officer	769,420	769,420	5,555	—	639,805	2,184,200

Dan D. Pio(1) Executive Vice President, Strategy and Business Development	590,643	590,643	—	—	2,587,976	3,769,262

Thomas E. Miller Senior Vice President, Operations	436,050	327,038	—	—	360,050	1,123,138

(1)
Messrs. Quarin, Kidson and Pio receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

(2)
Represents, for Messrs. Quarin and Kidson an amount equal to base salary for 24 months, and for Messrs. Pio, Miller and Walbridge an amount equal to base salary for 18 months.

(3)
Represents, for Messrs. Quarin, and Kidson, an amount equal to two times annual bonus at target, for Messrs. Pio, Walbridge, and Miller, an amount equal to 1.5 times annual bonus at target.

(4)
The LTIP component cannot be calculated until the achievement of performance criteria has been determined.

(5)
Bonus Equity Awards vest on termination without Cause or resignation for Good Reason and, together with unexercised Options, are based on the December 31, 2014 closing price of the Shares on the TSX of $34.93 and converted to U.S. dollars based on the Bank of Canada average exchange rate for 2014 of C$1.00 = $0.9052.

(6)
Mr. Quarin, Mr. Walbridge and Mr. Kidson are entitled to the continuation of certain perquisites during their termination period.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) ($)		Weighted-average exercise price of outstanding options, warrants and rights(1) ($)	Number of securities remaining available for future issuance under equity compensation plans(1) ($)
Plan Category
Equity compensation plans approved by security holders(4)	1,091,367		$19.90	739,435
Equity compensation plans not approved by security holders	—		—	—

Total	1,091,367	(2)	$19.90	739,435	(3)

(1)
As of December 31, 2014.

(2)
Represents approximately 1.0% of the Corporation's outstanding Shares as at December 31, 2014.

(3)
Represents approximately 0.7% of the Corporation's outstanding Shares as at December 31, 2014.

(4)
Excludes 19,835 Options assumed by the Corporation in connection with the Merger with Waste Services, Inc.

COMPENSATION OF DIRECTORS OF THE CORPORATION

        The Compensation Committee is responsible for reviewing directors' compensation and recommending changes to our Board. In determining director compensation, the Committee is guided by the following compensation principles/philosophy:

  •
  compensation is appropriate and competitive with the median of the U.S. market;

  •
  the compensation is competitive and fair considering the time, effort and commitment of the directors; and

  •
  the mix and level of compensation should be reviewed against the North American waste management comparator group as well as a broader comparator group of Canadian/U.S. public companies of comparable complexity and size.

Directors' Compensation Arrangements

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in this Circular. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

        Compensation levels for the directors in 2014 are set forth below.

  •
  C$165,000 annual retainer for being a member of our Board;

  •
  C$265,000 annual retainer for the Chair of our Board;

  •
  C$15,000 additional annual retainer for being the Chair of a committee of the Board;

  •
  Total compensation to directors is paid 50% in cash and 50% in RSUs — in certain cases where members of the Board have so elected, a greater percentage is paid in RSUs.

  •
  No additional meeting or committee membership fees are paid.

Directors' Compensation Table

        During the year ended December 31, 2014, a total of $87,272 was paid in respect of reimbursement of expenses incurred by the directors relating to travel and other expenses attributable to attending Board and Board committee meetings. Joseph D. Quarin, the President and Chief Executive Officer of the Corporation,

was not entitled to compensation for acting in the capacity of a director of the Corporation; however, all his work-related expenses incurred as a director were reimbursed by the Corporation or a subsidiary.

Name	Fees Earned(1) ($)	Share Based Awards(1) ($)	Total(1) ($)
James J. Forese	119,840	151,080	270,920
John T. Dillon	81,477	102,937	184,414
Larry S. Hughes (effective May 14, 2014)(2)	9,228	123,477	132,705
Jeffrey L. Keefer	81,477	102,937	184,414
Douglas W. Knight	81,477	102,937	184,414
Sue Lee (effective May 14, 2014)	46,569	66,355	112,924
Daniel R. Milliard	81,477	102,937	184,414
William White (resigned February 6, 2014)(3)	14,421	—	14,421

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2014 of C$1.00 = $0.9052.

(2)
Effective July 1, 2014, Mr. Hughes elected to receive 100% of his compensation for Board services in RSUs.

(3)
Mr. White was elected to the Board at the 2013 annual meeting of Shareholders and resigned effective February 6, 2014.

Director Share Ownership Guideline

        On August 3, 2006, the board of trustees of the Fund approved a "Unit Ownership Program" for trustees of the Fund, which has been continued for the directors of the Corporation. The program, as amended in 2013, provides that by the later of June 30, 2015 or five years from the date of joining the Board, each director will be required to own Shares of the Corporation having a purchase value or fair market value, whichever is higher, equivalent to six times his or her annual retainer payable in cash.

        As of March 26, 2015, there were 5 directors' who had already exceeded the share ownership for directors as established above. In total our directors beneficially owned, in aggregate, 278,357(1) Shares of the Corporation.

Other Information

Succession Planning

        The Board, with the assistance of the Compensation Committee, oversees the succession planning process, annually reviewing the Corporation's leadership development strategies and succession plans for key leadership roles. Effective October 10, 2013, Dan D. Pio became Executive Vice President, Strategy and Business Development and Kevin C. Walbridge assumed responsibility for the Canadian Operations. Effective January 1, 2014, Joseph D. Quarin became President and Chief Executive Officer, Kevin C. Walbridge became Executive Vice President and Chief Operating Officer and Ian M. Kidson became Executive Vice President and Chief Financial Officer of the Corporation.

Meetings of Independent Directors

        At each regularly scheduled meeting of the Board and committees, and at most other meetings, the independent directors meet without non-independent directors and members of management in attendance.

Director Education

        The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give directors timely access to the information they need to carry out their duties. As part of the Board's education activities, the directors periodically visit operating facilities. Directors may also attend education programs at the Corporation's expense.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As of March 26, 2015, none of the current or former directors, or executive officers of the Corporation or its subsidiary entities was indebted to the Corporation or any of its subsidiaries.

(1)
This figure includes 76,175 RSUs which have vested but which Mr. Quarin does not have access to until death, termination of employment or approval by the Compensation Committee. The figure does not include any other restricted share units, performance share units or Options that are beneficially held by Mr. Quarin.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following table describes the Corporation's governance practices. For convenience, these are organized by reference to the requirements set out in National Instrument 58-101 of the Canadian Securities Administrators ("NI 58-101").

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
1. Board of Directors	Yes	A majority of the members of our Board are independent. The independent directors are as follows:

•

John T. Dillon

•

James J. Forese

•

Jeffrey L. Keefer

•

Douglas W. Knight

•

Daniel R. Milliard

•

Sue Lee

•

Larry S. Hughes

The following director is not independent: • Joseph D. Quarin
The directors have determined that Mr. Quarin is considered to be non-independent as a result of his position as an executive officer of the Corporation.

The following directors are presently a director of another reporting issuer or public company in a foreign jurisdiction:

•

John T. Dillon serves on the Board of Kellogg Company;

•

James J. Forese serves on the Board of MISTRAS Group, Inc.; and

•

Sue Lee serves on the Board of Empire Company Limited and Bonavista Energy Corp.

The attendance record of each director nominee for Board meetings during 2014 is as follows:

•

James J. Forese (Chair): 6 of 6 meetings

•

John T. Dillon; 6 of 6 meetings

•

Jeffrey L. Keefer: 6 of 6 meetings

•

Douglas W. Knight: 6 of 6 meetings

•

Daniel R. Milliard: 6 of 6 meetings

•

Joseph D. Quarin: 6 of 6 meetings

•

Sue Lee: 3 of 3 meetings(1)

•

Larry S. Hughes: 3 of 3 meetings(1)

(1) There were 3 Board meetings in 2014 following the appointment of Mr. Hughes and Ms. Lee.
Prior to, or following each meeting of our Board, the independent directors hold a separate meeting at which the non-independent director and members of management do not attend.
The Chairman's role is to facilitate open and candid discussion among the independent directors. The Corporation's non-executive Chairman, James J. Forese, is an independent director.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The attendance record for members of the Audit Committee during 2014 is as follows:

•

Douglas W. Knight (Chair): 4 of 4 meetings

•

John T. Dillon: 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

Jeffrey L. Keefer: 4 of 4 meetings

•

Daniel R. Milliard: 4 of 4 meetings

•

Sue Lee: 2 of 2 meetings(1)

•

Larry S. Hughes: 2 of 2 meetings(1)

(1) There were 2 Audit Committee meetings in 2014 following the appointment of Mr. Hughes and Ms. Lee.

The attendance record for members of the Compensation Committee during 2014 is as follows:

•

John T. Dillon (Chair): 6 of 6 meetings

•

James J. Forese: 6 of 6 meetings

•

Jeffrey L. Keefer: 6 of 6 meetings

•

Douglas W. Knight: 6 of 6 meetings

•

Daniel R. Milliard: 6 of 6 meetings

•

Sue Lee: 2 of 2 meetings(1)

•

Larry S. Hughes: 2 of 2 meetings(1)

(1) There were 2 Compensation Committee meetings in 2014 following the appointment of Mr. Hughes and Ms. Lee.

The attendance record for members of the Governance and Nominating Committee during 2014 is as follows:

•

Daniel R. Milliard (Chair): 4 of 4 meetings

•

John T. Dillon: 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

Jeffrey L. Keefer: 4 of 4 meetings

•

Douglas W. Knight: 4 of 4 meetings

•

Sue Lee: 2 of 2 meetings(1)

•

Larry S. Hughes: 2 of 2 meetings(1)

(1) There were 2 Governance and Nominating Committee meetings in 2014 following the appointment of Mr. Hughes and Ms. Lee.

The attendance record for members of the Environmental, Health and Safety Committee during 2014 is as follows:

•

Jeffrey L. Keefer (Chair): 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

John T. Dillon: 4 of 4 meetings

•

Douglas W. Knight: 4 of 4 meetings

•

Daniel R. Milliard: 4 of 4 meetings

•

Joseph D. Quarin: 4 of 4 meetings

•

Sue Lee: 2 of 2 meetings (1)

•

Larry S. Hughes: 2 of 2 meetings(1)

(1) There were 2 Environmental, Health and Safety Committee meetings in 2014 following the appointment of Mr. Hughes and Ms. Lee.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
2. Board Mandate	Yes

Our Board has a written mandate, which is attached hereto as Schedule A.
Our Board has recently adopted a written Diversity and Renewal Policy, in accordance with the requirements of NI 58-101, a summary of which is attached hereto as Schedule A.

3. Position Descriptions	Yes	Written position descriptions for the chair of the Board and the chair of each committee and for the Chief Executive Officer position have been approved and are reviewed periodically by the Board.

The Board and the Compensation Committee have implemented the following in respect of succession planning:

•

The Board and the Compensation Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the Chief Executive Officer and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•

The Board annually reviews and assesses the succession plans for the Chief Executive Officer.

•

The Compensation Committee assists the Board in its oversight responsibilities regarding succession planning, and annually reviews the Corporation's leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•

The Compensation Committee reports to the Board at least annually on succession planning.

•

The performance objectives of the Chief Executive Officer include ensuring succession plans are in place for senior executive roles.

4. Orientation and Continuing Education	Yes

The Governance and Nominating Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of the Corporation's business, the role of the Board and its committees and the contribution that individual directors are expected to make. New directors also meet with senior officers to discuss business functions and activities.

For new and existing Board members, the Corporation also prepares and keeps orientation materials, which contain information concerning: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the business carried on by the Corporation and its subsidiaries. A general orientation package — including materials with respect to the Board of director's mandate and the mandate of each committee of the Board, the Corporation's disclosure policy, the Corporation's code of conduct, an overview of the Corporation's approvals policy and an overview on landfills and landfill development — is provided to new directors.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give the Board of director's timely access to the information it needs to carry out its duties. In particular, directors:

•

receive a comprehensive package of information prior to each Board and committee meeting;

•

are involved in setting the agenda for Board and committee meetings; and

•

have full access to senior management and employees.

As part of the Board's education activities, the directors may periodically visit operating facilities and can also attend external education programs at the Corporation's expense.
5. Ethical Business Conduct	Yes

A Code of Conduct applicable to all employees, officers and directors was implemented by the Board. A Code of Ethics for Senior Executives was implemented as well by the Board. A copy of the Code of Conduct is available at www.sedar.com and at www.progressivewaste.com and a copy of the Code of Ethics is available from the Vice-President, Investor Relations and Corporate Communications via phone: 905-532-7517 or email: investorrelations@progressivewaste.com. To facilitate compliance with the Code of Conduct, the document includes mandatory procedures with respect to the reporting of conflicts of interest.

No reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code includes requirements with respect to the avoidance of self-dealing conflicts of interests. The Code provides for a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with the Code.

Through the Code, our Board encourages and promotes a culture of ethical business conduct.
6. Nomination of Directors	Yes	The Governance and Nominating Committee is composed of seven (7) members and all of them are independent.
The Governance and Nominating Committee has an established policy that directors must attend more than 75% of all regularly scheduled Board and committee meetings (subject to valid excuses).

The Governance and Nominating Committee is responsible for the nomination of directors, and examines the size, composition and structure of the Board and makes recommendations with respect to individuals qualified for appointment. The Governance and Nominating Committee is also responsible for, among other things, the following:

• establishing and implementing procedures to review the contributions of individual directors;
• evaluating the effectiveness of the Board and committees;

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
• assessing that adequate structures and procedures are in place to permit the Board to effectively discharge its duties and responsibilities; and
• evaluating organizational structures and plans for the succession of senior executives.

In February of 2015, the Governance and Nominating Committee adopted a Board Diversity and Renewal Policy, keeping in line with evolving governance practices and to reflect the Governance and Nominating Committee's goals with respect to the renewal of our Board. This newly adopted policy is described in further detail under Schedule A.

7. Compensation	Yes

The process by which the Board determines the compensation of directors and officers involves a determination on an annual basis by the Compensation Committee, composed entirely of independent directors, which reviews and recommends to the directors, for approval, the remuneration of directors and senior management. See also "Compensation Discussion and Analysis".

In 2013, F. W. Cook completed a competitive market benchmarking analysis for the Corporation's executives and the independent directors as discussed in further detail above under "Pay Benchmarking".
8. Other Board Committees	Yes	Environmental, Health and Safety Committee. The function of the committee is to establish and monitor the effectiveness of safety, health and environmental policies and systems.
9. Director/Board Assessments	Yes

The Board and its members conduct an evaluation of their effectiveness and contribution each year. These evaluations assess the effectiveness and contribution of the Board, the Board committees, the Board committee chairs and the chairman of the Board. These evaluations also permit directors to evaluate desired skills, experience and other attributes of directors and to identify any gaps to be addressed through Board succession planning.

*
"Yes" indicates that the corporate governance practices of the Corporation and its subsidiaries, as applicable, generally comply with the NI 58-101 requirement.

Cybersecurity and Risk Management

        In addition to the above matters, the Board is increasingly focused on emerging issues of Cybersecurity and Risk Management. To that end, the Board works closely with Management to properly understand these risks as they relate to the Corporation, and has directed the implementation of several initiatives designed to assess and monitor these important issues.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has policies of insurance for the directors and officers of the Corporation and the directors and officers of its subsidiary entities.

        The aggregate limit of liability applicable to those insured directors and officers under the policies is $50 million, inclusive of costs to defend claims. Under the policies, the Corporation will have a $30 million limit of liability in reimbursement coverage to the extent that it has indemnified the directors and officers in excess of the deductible of $250,000 for each loss. The insured directors and officers also have a $20 million limit of liability designated to claims in which no indemnification is provided by the Corporation. The policies include coverage for claims under securities laws and insurance against any legal obligations to pay on account of any such claims.

        For the period from January 1, 2014 to December 31, 2014, the total premium paid on the policies was $399,480. Because the policies are subject to aggregate limits of liability, the amount of coverage may be diminished or exhausted by any claims made thereon. Also, continuity of coverage is contingent upon the availability of renewal insurance, or of replacement insurance without a retroactive date so as not to limit coverage for prior wrongful acts.

ADDITIONAL INFORMATION

        Financial information for the financial year ended December 31, 2014 is provided in the Corporation's annual financial statements and management's discussion and analysis ("MD&A") which are included in the Corporation's 2014 Annual Report.

        The Corporation's annual information form for the year ended December 2014 includes additional information on the Audit Committee in the sections entitled "Audit Committee Information" and "Schedule A — Audit Committee Charter", including the relevant education and experience of the Audit Committee members.

        To obtain a copy of the Corporation's latest annual information form, the 2014 Annual Report, this Circular or other information relating to the Corporation, please visit the Corporation's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or on our website at www.progressivewaste.com. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at 400 Applewood Crescent 2nd Floor, Vaughan, Ontario L4K 0C3.

OTHER MATTERS

        The directors know of no other amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL OF DIRECTORS

        The contents of this Circular and its sending to Shareholders have been approved by the Board of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS
"Loreto Grimaldi"
LORETO GRIMALDI Senior Vice President, General Counsel and Secretary

Toronto, Ontario
April 10th, 2015

 SCHEDULE A

PROGRESSIVE WASTE SOLUTIONS LTD.

MANDATE OF THE BOARD OF DIRECTORS and
CORPORATE GOVERNANCE GUIDELINES

        The purpose of this document is to summarize the roles and responsibilities of the Board (the "Board") and governance guidelines which align the interests of the Board and management with long term shareowner value of Progressive Waste Solutions Ltd. (the "Corporation"), and to set out the Corporation's compliance with National Instrument 58-101 — Disclosure of Corporate Governance Practices.

1.     Role

        In addition to fulfilling the duties of directors of a corporation as prescribed by applicable law, the role of the directors is to focus on governance and stewardship of the Corporation. Their role is to review and approve corporate direction (strategy), assign primary responsibility to senior officers ("Management") for achievement of that direction, oversee the Corporation's operations through the supervision of Management, establish executive authorities and monitor performance against those objectives.

2.     Responsibilities

  To fulfill their role, directors will:

  (a)
  Establish and Monitor Strategic Plans, Performance Objectives and Compensation Plans

  •
  Review and approve broad strategic objectives for the Corporation and establish values against which the Corporation's performance will be measured.

  •
  Review and approve management's strategic and operational plans and ensure consistency with long term corporate goals.

  •
  Determine appropriate criteria against which to evaluate performance.

  •
  Review and approve major organizational changes and significant human resource policies and programs. Annually review succession plan for senior management.

  •
  Approve the CEO and senior executive compensation plans and ensure this compensation is linked to corporate performance.

  •
  Approve the Corporation's dividend policy and quarterly dividend payments.

  •
  Approve significant business expansions, alliances, joint ventures, mergers and acquisitions.

  (b)
  Monitor Corporate and Executive Performance

  •
  Monitor the Corporation's performance against strategic plans and annual performance targets.

  •
  Set targets against which to measure executive performance and annually evaluate CEO and Management performance.

  •
  Assess and monitor the principal risks of the business in which the Corporation is engaged and oversee matters relating to the ethical, legal, regulatory and financial integrity of the Corporation.

  •
  Ensure that the CEO and other executive officers create a culture of integrity, ethics and continuous improvement throughout the organization.

  •
  Recommend to Shareholders the appointment of the Corporation's external auditor, pursuant to the recommendation of the Audit Committee, and set the external auditor's compensation.

  (c)
  Establish Shareholder Expectations for Corporate Performance through Effective Communication with Shareholders

  •
  Ensure there is effective communication between the Corporation and the Shareholders, other stakeholders, and the public.

  •
  Approve the Disclosure Policy and oversee effective disclosure and implementation.

  •
  Approve the Corporation's quarterly and annual financial results, MD&A, and management proxy circulars.

  (d)
  Develop Board Processes, Leadership Structure and Standards and Monitor Compliance

  •
  Develop procedures relating to the conduct of the directors and the fulfillment of the Board's responsibilities.

  •
  Set standards for the Corporation in terms of moral and ethical norms, as well as corporate social responsibility.

  •
  Monitor compliance with the Corporation's Code of Conduct.

  •
  Ensure that the Audit Committee promptly investigates complaints or concerns received by the Corporation about ethical, accounting or audit matters.

  •
  Annually appoint the Chairperson of the Board, who must be an independent director. The Chairperson serves a variety of roles including reviewing and approving Board agendas, meeting material and schedules to confirm the appropriate topics are reviewed and adequate time is allocated to each; presiding at Board meetings, sessions of independent directors, and annual general meetings of Shareholders; serving as a liaison between the Board and CEO particularly regarding feedback of independent Board member discussions when the CEO is not present; calling an executive (in camera) session of independent directors; and, in conjunction with the Board, is responsible for managing the performance evaluation of the CEO.

  •
  Annually recommend qualified and independent individuals to be nominated for election to the Board, based on the advice of the Governance and Nominating Committee.

  •
  Monitor and annually evaluate the effectiveness and contribution of the Board, its committees, committee chairs and individual directors, including the existing Board structure, processes and composition.

  •
  Annually review the Board Mandate, Governance Guidelines and any other documents or practices used by the Board in fulfilling its responsibilities.

3.     Committees

  The Corporation's current committee structure includes the following committees: Audit; Governance and Nominating; Compensation; and Environmental Health and Safety. The mandates of each standing committee are reviewed periodically by the Governance and Nominating Committee with a view to authorizing committees of the Board to focus their attention and oversight on specified matters appropriate to each committee. The members of each committee, and the chair of each committee, are appointed by the Board annually.

4.     Governance Principles and Guidelines

  •
  A majority of the directors and all of the members of the Audit, Compensation and Governance and Nominating Committees are required to meet the independence requirements of the New York Stock Exchange and the Toronto Stock Exchange. Only one Management director (the CEO) may be nominated to the Board.

  •
  No director may serve as a director, officer or employee of a competitor and no director shall serve on more than four other public company Boards. Any director who wishes to serve on the Board of a private or public company shall, prior to accepting such position, discuss his or her plans with the Chairman.

  •
  The independent directors, as applicable, will meet at regularly scheduled sessions at least quarterly without management present, and will meet in camera either during after every Board meeting.

  •
  Directors must attend at least 75% of all regularly scheduled Board meetings and relevant Committee meetings.

  •
  The Board will have unrestricted access to the Corporation's officers and employees and will be provided with the internal and external resources necessary to carry out its duties.

  •
  Annually the Board (through the Governance and Nominating Committee) will conduct a review of director performance.

  •
  The Board is made up of directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise, and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications in the context of the needs of the Board.

  •
  All directors are expected to comply with stock ownership guidelines for directors, under which they are each expected to hold six (6) times their respective annual retainer, payable in cash, prior to June 30, 2014 or within five (5) years of their election to the Board, whichever is later. Directors may not purchase financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

  •
  In an uncontested election of directors, any nominee who receives more votes "withheld" than "for" will tender his or her resignation immediately. The Governance and Nominating Committee will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce its decision and the reasons for its decision in a press release no later than 90 days after the date of the resignation.

  •
  A retiring or departing CEO will resign from the Board upon retirement or other departure and/or will not be re-nominated to the Board at the annual general meeting of Shareholders following the CEO's retirement or other departure.

  •
  Shareholders will have an annual "say on pay" opportunity to cast an advisory vote on the Corporation's approach to executive compensation.

5.     Board Diversity

  Recent Corporate Governance Activities

  As noted in our Chairman's letter to Shareholders on April 14, 2014, and consistent with its ongoing governance activities, the Board initiated in 2012 a renewal effort led by the Governance and Nominating Committee and supported unanimously by the full Board. Moreover, the Governance Committee has established a cadence and process to facilitate the ongoing review and assessment of the Governance profile of the Corporation — key activities include maintaining an "evergreen" list of candidates for its Board of Directors and reflecting the diversity of skills, experiences and backgrounds in furtherance of the Corporation's diversity objectives.

  The Board comprises highly-skilled and knowledgeable business leaders who are committed to the highest standards of corporate governance. We believe that the Board is solidly structured to continue to drive meaningful value creation for our Shareholders.

  Effective December 31, 2014, the Canadian Securities Administrators adopted amendments (the "Rule Amendments") to National Instrument 58-101 Disclosure of Corporate Governance Practices (NI 58-101) and Form 58-101F1 Corporate Governance Disclosure (Form 58-101F1). In accordance with the Rule Amendments, the Corporation has adopted a written Board Diversity and Renewal Policy, summarized below.

  Board Diversity and Renewal Policy

  The Corporation is committed to promoting diversity among its directors, executive officers and employees generally and has adopted a written policy relating to, among other things, the identification and nomination of women to its Board (the "Diversity Policy"). The Diversity Policy provides that the Governance and Nominating Committee shall seek to address Board vacancies by actively considering candidates that bring a diversity of background and opinion from amongst those candidates with the appropriate background and industry or related expertise and experience, and aims to maintain a Board that is composed of appropriately qualified people with a broad range of experience relevant to the Company's business.

  The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of Shareholders. To do this, the Governance and Nominating Committee maintains an "evergreen" list of candidates to ensure outstanding candidates with needed attributes can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board from time to time to ensure that the Board has the appropriate mix of talent, quality, skills, perspectives and other requirements necessary to promote sound governance and Board effectiveness while enhancing the Board's diversity of perspectives. The Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board. This includes an ongoing assessment of the effectiveness of the Diversity Policy to determine progress against the goals and to determine the appropriate course of action having regarding the current and anticipated needs of the Corporation.

  With respect to mandatory retirement or term limits, it is our view that the Board should reflect a balance between, on the one hand, the experience and learning that come with longevity of service on the Board, and, on the other hand, the need for renewal and fresh perspectives. Thus, while we have not adopted a mandatory retirement age or term limits for Board members, our Diversity Policy among other governance practices and procedures are collectively designed to achieve this balance.

  The Corporation has not adopted mandatory targets for representation of women on the Board or in executive officer positions as the focus of the Governance and Nominating Committee in filling Board vacancies is identifying the best qualified candidates having regard to the needs of the Corporation as discussed above. However, due is also given to promoting diversity in identifying and evaluating candidates for nomination to the Board. Similarly, in identifying candidates for executive officer appointments, the Corporation's emphasis is on identifying the skills, industry expertise and background that would best complement the existing management team and the goals and objectives of the Corporation, having regard to the need to promote diversity among executive officers.

  In respect of gender diversity, the Board currently has one female Board member, appointed at the 2014 Annual Meeting, representing 12% of the Board. Ms. Lee is the first female Board member in the Corporation's history. The Corporation currently has two women serving in executive officer positions, including its Vice President of Health & Safety hired in early 2013, and its Vice President of Investor Relations and Corporate Communications hired in early 2007, representing approximately 8.7% of Senior Management.

 SCHEDULE B

BY-LAW NO. 1
of
PROGRESSIVE WASTE SOLUTIONS LTD.
(the "Corporation")

1.     INTERPRETATION

1.1
Expressions used in this By-law shall have the same meanings as corresponding expressions in the Business Corporations Act (Ontario) (the "Act").

2.     FINANCIAL YEAR

2.1
Until changed by the directors, the financial year of the Corporation shall end on the last day of December in each year.

3.     DIRECTORS

3.1
Number.    The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be such number as shall be determined from time to time by special resolution or, if the directors are empowered by special resolution to determine the number, by the directors.

3.2
Quorum.    A quorum of directors shall be fifty percent (50%) of the number of directors or such greater number as the directors or shareholders may from time to time determine.

3.3
Calling of Meetings.    Meetings of the directors shall be held at such time and place within or outside Ontario as the Chairman of the Board, the President or any two directors may determine. A majority of meetings of directors need not be held within Canada in any financial year.

3.4
Notice of Meetings.    Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

3.5
Chairman.    The Chairman of the Board, or in his absence the President if a director, or in his absence a director chosen by the directors at the meeting, shall be chairman of any meeting of directors.

3.6
Voting at Meetings.    At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes.

4.     NOMINATION OF DIRECTORS

4.1
Director Nomination Procedure.    Subject only to the Act, applicable securities laws and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this Section 4 shall be eligible for election as directors to the Board. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

(a)
by or at the direction of the Board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the Act or a valid requisition of a shareholders' meeting by one or more shareholders made in accordance with the provisions of the Act;

(c)
by any person (a "Nominating Shareholder"), who: (A) is, at the close of business on the date of giving notice provided for in Section 4.2 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (B) has given Timely Notice in proper written form as set forth in this Section 4.

4.2
Timely Notice.    For a nomination made by a Nominating Shareholder to be timely (a "Timely Notice"), the Nominating Shareholder's notice must be received by the Secretary of the Corporation at the principal executive offices of the Corporation:

(a)
in the case of an annual meeting (including an annual and special meeting) of shareholders, not later than the close of business on the thirtieth (30th) day before the date of the annual meeting of shareholders; provided, however, that if the first public announcement made by the Corporation of the date of the meeting (each such date being the "Notice Date") is less than fifty (50) days prior to the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the fifteenth (15th) day following the Notice Date;

  provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 4.2(a) or (b), and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the date of the applicable meeting.

4.3
Proper Form of Notice.    To be in proper written form, a Nominating Shareholder's notice to the Secretary must set forth or be accompanied by, as applicable:

(c)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

(i)
the name, age, business and residential address of the Proposed Nominee;

(ii)
the principal occupation, business or employment of the Proposed Nominee, both presently and within the past five years;

(iii)
whether the Proposed Nominee is a "resident Canadian" (as such term is defined in the Act);

(iv)
the number of securities of each class of securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (provided such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)
full particulars of any relationship, agreement, arrangement or understanding, including financial, compensation and indemnity related relationships, agreements, arrangements or understandings, between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee's nomination and election as a director; and

(vi)
any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law; |and

(b)
as to each Nominating Shareholder giving the notice:

(i)
their name, business and residential address;

    (ii)
    the number of securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

    (iii)
    their interests in, or rights or obligations associated with, any agreements, arrangements or understandings, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Corporation or the person's economic exposure to the Corporation;

    (iv)
    full particulars of any proxy, contract, relationship, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board; and

    (v)
    any other information that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by Applicable Securities Law.

  Reference to "Nominating Shareholder" in this Section 4.3(b) shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

4.5
Notice to be Current to the Record Date.    To be considered Timely Notice and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

4.6
Delivery of Notice.    Any notice or other document or information required to be given to the Secretary pursuant to this Section 4 may only be given by personal delivery, facsimile transmission or by email (provided that the Secretary has stipulated a facsimile number or an email address for purposes of giving notice under this Section 4) and shall be deemed to have been given and made only at the time it is given or transmitted by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, or by facsimile or email transmission (provided that, in either case, receipt of confirmation of such transmission has been received); provided that if such delivery or electronic transmission is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

4.7
Additional Matters.

(d)
The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Section 4, and if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall not be considered at any meeting of shareholders.

(e)
The board may, in its sole discretion, waive any requirement of this Section 4.

(f)
Despite any other provision of this Section 4, this Section 4 shall only apply following the ratification and approval of the amendment to this By-law adopting this Section 4 by the shareholders of the Corporation.

(g)
For the purposes of this Section 4, "public announcement" means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

4.     OFFICERS

4.1
General.    The directors may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine.

4.2
Chairman of the Board.    The Chairman of the Board, if any, shall be appointed from among the directors and when present shall be chairman of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.

4.3
President.    Unless the directors otherwise determine the President shall be appointed from among the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chairman of the Board shall be chairman of meetings of directors and shareholders when present.

4.4
Vice-President.    A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

4.5
Secretary.    The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal, if any, and shall have such other powers and duties as the directors or the chief executive officer may determine.

4.6
Treasurer.    The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

4.7
Assistants.    Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

4.8
Variation of Duties.    The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

4.9
Term of Office.    Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

5.     INDEMNIFICATION AND INSURANCE

5.1
Indemnification of Directors and Officers.    The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representative of such a person to the extent permitted by the Act.

5.2
Insurance.    The Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

6.     SHAREHOLDERS

6.1
Quorum.    A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting and holding personally or representing as proxies, in the aggregate, twenty-five percent (25%) of the eligible vote.

6.2
Electronic Meetings.    A meeting of shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

6.3
Scrutineers.    The Chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

7.     DIVIDENDS AND RIGHTS

7.1
Payments of Dividends and Other Distributions.    Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder's recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

7.2
Non-Receipt of Payment.    A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register unless such holder otherwise directs, or in such other manner prescribed by the Board to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared. In the case of joint holders the cheque or other manner of payment shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders. The sending of such payment as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.3
Unclaimed Dividends.    To the extent permitted by applicable law, any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

8.     EXECUTION OF INSTRUMENTS

8.1
Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chairman of the Board, the Vice Chairman and Chief Executive Officer, the President and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine.

9.     NOTICE

9.1
A notice mailed to a shareholder, director, auditor or member of a committee shall be deemed to have been received on the fifth day after mailing.

9.2
Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

QuickLinks

  Exhibit 99.2
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR DATED APRIL 10, 2015
THE CORPORATION
PROXY SOLICITATION AND VOTING AT THE MEETING
SHARES AND GOVERNANCE ARRANGEMENTS
PRINCIPAL SHAREHOLDERS
MATTERS TO BE CONSIDERED AT THE MEETING
NOMINEES FOR THE BOARD OF DIRECTORS
COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION OF DIRECTORS OF THE CORPORATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
ADDITIONAL INFORMATION
OTHER MATTERS
APPROVAL OF DIRECTORS
SCHEDULE A PROGRESSIVE WASTE SOLUTIONS LTD. MANDATE OF THE BOARD OF DIRECTORS and CORPORATE GOVERNANCE GUIDELINES
SCHEDULE B BY-LAW NO. 1 of PROGRESSIVE WASTE SOLUTIONS LTD. (the "Corporation")